Exhibit 99.1

ECOPETROL S.A.

Unaudited interim condensed consolidated
financial statements

September 30, 2022

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Interim condensed consolidated statement of financial position

		September 30,	December 31,
	Note	2022	2021
		(Unaudited)
Current Assets
Cash and cash equivalents	6	12,917,748	14,549,906
Trade and other receivables	7	33,551,394	18,448,882
Inventories	8	10,783,508	8,398,212
Other financial assets	9	2,234,862	1,627,150
Tax assets		5,685,067	6,273,802
Other assets	11	2,763,568	2,333,091
		67,936,147	51,631,043
Assets held for sale		76,105	64,704
Total current assets		68,012,252	51,695,747
Non–current assets
Trade and other receivables	7	28,493,346	24,159,716
Other financial assets	9	964,556	1,307,584
Investments in associates and joint ventures	13	8,932,511	8,357,186
Property, plant, and equipment	14	96,760,471	90,076,526
Natural and environmental resources	15	40,965,298	35,909,844
Right-of-use-assets	16	605,332	496,678
Intangible assets	17	17,009,782	15,508,516
Tax assets		11,005,466	9,030,132
Goodwill	19	5,238,201	4,686,324
Other assets	11	1,389,227	1,198,363
Total non–current assets		211,364,190	190,730,869
Total assets		279,376,442	242,426,616
Liabilities
Current liabilities
Loans and borrowings	20	22,614,434	9,206,283
Trade and other payables	21	17,089,949	13,568,231
Provisions for employee benefits	22	2,217,195	2,296,253
Tax liabilities		6,516,616	2,152,104
Accrued liabilities and provisions	23	1,118,310	1,590,118
Other liabilities		1,802,381	1,409,534
		51,358,885	30,222,523
Liabilities related to assets held for sale		29,878	26,208
Total current liabilities		51,388,763	30,248,731
Non–current liabilities
Loans and borrowings	20	85,125,556	85,854,645
Trade and other payables	21	63,532	70,607
Provisions for employee benefits	22	11,023,095	9,082,792
Tax liabilities		13,982,876	12,124,520
Accrued liabilities and provisions	23	12,929,004	12,642,089
Other liabilities		2,173,819	1,819,460
Total non–current liabilities		125,297,882	121,594,113
Total liabilities		176,686,645	151,842,844
Equity
Subscribed and paid in capital	24.1	25,040,067	25,040,067
Additional paid-in capital	24.2	6,607,699	6,607,699
Reserves	24.3	8,898,633	10,624,229
Other comprehensive income	24.5	13,534,455	11,357,894
Retained earnings		22,977,937	14,859,658
Equity attributable to the Company's shareholders		77,058,791	68,489,547
Non–controlling interest		25,631,006	22,094,225
Total equity		102,689,797	90,583,772
Total liabilities and equity		279,376,442	242,426,616

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos, except for the earnings per share, expressed in Colombian pesos)

Interim condensed consolidated statement of profit or loss

		Nine-month period ended September 30,
	Note	2022	2021

		(Unaudited)
Revenue from contracts with customers	25	119,898,794	60,085,808
Cost of sales	26	(65,458,241)	(36,449,442)
Gross profit		54,440,553	23,636,366

Administration expenses	27	(2,844,627)	(1,934,557)
Operation and project expenses	27	(2,833,523)	(1,993,083)
Impairment (loss) reversal of non-current assets	18	(5,516)	1,763
Other operating expenses	28	(302,671)	(435,557)
Operating income		48,454,216	19,274,932
Financial results	29
Financial income		887,398	242,763
Financial expenses		(5,875,877)	(2,774,295)
Foreign exchange (loss) gain		(377,527)	351,341
		(5,366,006)	(2,180,191)

Share of profits of associates and joint ventures	13	656,680	225,914
Profit before income tax expense		43,744,890	17,320,655

Income tax expense	10	(16,214,065)	(6,045,669)
Net profit for the period		27,530,825	11,274,986

Net profit attributable to:
Owners of parent		24,770,909	10,217,081
Non–controlling interest		2,759,916	1,057,905
		27,530,825	11,274,986
Basic and diluted earnings per share (Colombian pesos)		602.5	248.5

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Interim condensed consolidated statement of comprehensive income

		Nine-month period ended September 30,
	Note	2022	2021

		(Unaudited)
Net income for the period		27,530,825	11,274,986
Other comprehensive income:
Items that may be reclassified to profit or loss in subsequent periods (net of taxes):
Unrealized (loss) gain on hedges:
Cash flow hedge for future exports		(1,594,964)	(203,504)
Hedge of a net investment in a foreign operation		(3,643,730)	(1,956,114)
Cash flow hedge with derivative instruments		41,885	(116,834)
Financial instruments measured at fair value		(1,478)	(62)
Foreign currency translation		10,991,556	3,554,790
Realized other comprehensive income for joint venture sales	29	—	(361,728)
		5,793,269	916,548
Items that will not be reclassified to profit or loss in subsequent periods (net of taxes):
Remeasurement loss on defined benefit plans		(1,040,172)	(269,207)
		(1,040,172)	(269,207)
Other comprehensive income, net of tax		4,753,097	647,341
Total comprehensive income, net of tax		32,283,922	11,922,327

Comprehensive income attributable to:
Owners of the parent		26,947,470	11,270,715
Non–controlling interest		5,336,452	651,612
		32,283,922	11,922,327

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Interim condensed consolidated statement of changes in equity

							Equity
		Subscribed	Additional		Other		attributable to	Non–
		and paid–in	paid–in		comprehensive	Retained	Company's	controlling	Total
	Note	capital	capital	Reserves	income	earnings	shareholders	interest	Equity
Balance as of January 1, 2022		25,040,067	6,607,699	10,624,229	11,357,894	14,859,658	68,489,547	22,094,225	90,583,772
Adoption of new standards	5.1	—	—	—	—	42,054	42,054	—	42,054
Balance as of January 1, 2022, after adoption (unaudited)		25,040,067	6,607,699	10,624,229	11,357,894	14,901,712	68,531,601	22,094,225	90,625,826
Net profit		—	—	—	—	24,770,909	24,770,909	2,759,916	27,530,825
Release of reserves	24.3	—	—	(5,886,441)	—	5,886,441	—	—	—
Dividends declared	24.4	—	—	(6,907,605)	—	(11,512,675)	(18,420,280)	(1,476,010)	(19,896,290)
Business combinations	12	—	—	—	—	—	—	(238,839)	(238,839)
Equity restitution		—	—	—	—	—	—	(84,822)	(84,822)
Appropriation of reserves
Legal	24.3	—	—	1,669,468	—	(1,669,468)	—	—	—
Fiscal and statutory	24.3	—	—	509,082	—	(509,082)	—	—	—
Occasional	24.3	—	—	8,889,900	—	(8,889,900)	—	—	—
(Loss) gain on hedging instruments:
Cash flow hedge for future exports		—	—	—	(1,594,964)	—	(1,594,964)	—	(1,594,964)
Hedge of a net investment in a foreign operation		—	—	—	(3,555,396)	—	(3,555,396)	(88,334)	(3,643,730)
Cash flow hedge with derivative instruments		—	—	—	40,815	—	40,815	1,070	41,885
Financial instruments measured at fair value		—	—	—	(1,409)	—	(1,409)	(69)	(1,478)
Foreign currency translation		—	—	—	8,325,557	—	8,325,557	2,665,999	10,991,556
Remeasurement loss on defined benefit plans		—	—	—	(1,038,042)	—	(1,038,042)	(2,130)	(1,040,172)
Balance as of September 30, 2022 (Unaudited)		25,040,067	6,607,699	8,898,633	13,534,455	22,977,937	77,058,791	25,631,006	102,689,797

Balance as of January 1, 2021		25,040,067	6,607,699	9,635,136	7,947,062	669,900	49,899,864	3,599,499	53,499,363
Net profit		—	—	—	—	10,217,081	10,217,081	1,057,905	11,274,986
Release of reserves	24.3	—	—	(5,066,156)	—	5,066,156	—	—	—
Dividends declared	24.4	—	—	—	—	(698,984)	(698,984)	(879,995)	(1,578,979)
Business combination		—	—	—	—	—	—	27,258,943	27,258,943
Change of participation in controlled companies		—	—	—	—	2,755	2,755	(11,106)	(8,351)
Equity restitution		—	—	—	—	—	—	(14,823)	(14,823)
Appropriation of reserves
Legal	24.3	—	—	168,808	—	(168,808)	—	—	—
Fiscal and statutory	24.3	—	—	509,082	—	(509,082)	—	—	—
Occasional	24.3	—	—	5,377,359	—	(5,377,359)	—	—	—
Loss on hedging instruments:
Cash flow hedge for future exports		—	—	—	(203,504)	—	(203,504)	—	(203,504)
Hedge of a net investment in a foreign operation		—	—	—	(1,956,114)	—	(1,956,114)	—	(1,956,114)
Cash flow hedge with derivative instruments		—	—	—	(91,495)	—	(91,495)	(25,339)	(116,834)
Financial instruments measured at fair value		—	—	—	(32)	—	(32)	(30)	(62)
Foreign currency translation		—	—	—	3,935,716	—	3,935,716	(380,926)	3,554,790
Sale of a joint venture		—	—	—	(361,728)	—	(361,728)	—	(361,728)
Remeasurement loss on defined benefit plans		—	—	—	(269,207)	—	(269,207)	—	(269,207)
Balance as of September 30, 2021 (Unaudited)		25,040,067	6,607,699	10,624,229	9,000,698	9,201,659	60,474,352	30,604,128	91,078,480

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Interim condensed consolidated statement of cash flows

		Nine-month period ended September 30,
	Note	2022	2021

		(Unaudited)
Cash flows provided by operating activities:
Net profit for the period		27,530,825	11,274,986
Adjustments to reconcile net income to net cash provided by operating activities:
Income tax expense	10	16,214,065	6,045,669
Depreciation, depletion, and amortization	14,15,16,17	8,756,826	7,384,180
Foreign exchange loss	29	377,527	10,387
Gain on realization of other comprehensive income from the sale of a joint venture	29	—	(361,728)
Finance cost of loans and borrowings	29	3,886,375	1,867,718
Finance cost of post–employment benefits and abandonment costs	29	1,559,080	698,534
Write off exploratory assets and dry wells	15	436,980	349,941
Loss on sale or disposal of non-current assets		299,059	54,419
Impairment loss (reversal) of non-current assets	18	5,516	(1,763)
Impairment of current assets	28	46,434	18,795
(Gain) loss on fair value adjustment of financial assets		(179,547)	38,448
Loss (gain) on hedging transactions with derivatives		32,037	(406)
Share of profit of associates and joint ventures	13	(656,680)	(225,914)
Gain on disposal of assets held for sale		(266,339)	(6,733)
(Gain) loss on hedge ineffectiveness	30.3	(949)	10,226
Realized loss on foreign exchange cash flow hedges	25	576,875	151,791

Net change in operational assets and liabilities:
Trade and other receivables		(21,799,875)	(7,720,455)
Inventories		(1,883,511)	(3,730,971)
Trade and other payables		(526,781)	2,177,359
Tax assets and liabilities		(1,675,196)	(1,900,606)
Provisions for employee benefits		(244,825)	(287,854)
Provisions and contingencies		(216,504)	(56,915)
Other assets and liabilities		(389,978)	179,758
		31,881,414	15,968,866
Income tax paid		(7,006,077)	(4,442,248)
Net cash provided by operating activities		24,875,337	11,526,618

Cash flow from investing activities:
Investment in joint ventures	13.1	(209,658)	(16,271)
Acquisition of subsidiaries, net of cash acquired		—	(9,316,465)
Investment in property, plant, and equipment	14	(5,259,905)	(3,982,845)
Investment in natural and environmental resources	15	(7,472,555)	(4,562,238)
Acquisitions of intangibles	17	(701,997)	(207,732)
Proceeds from the sale of other financial assets		393,099	1,154,610
Interests received	29	612,914	130,398
Dividends received	13.1	1,179,338	94,655
Proceeds from sales of non-current assets		402,373	7,480
Net cash used in investment activities		(11,056,391)	(16,698,408)

Cash flow used in financing activities:
Proceeds obtained from loans and borrowings	20.1	10,458,560	14,404,438
Repayment of loans and borrowings	20.1	(11,614,789)	(913,016)
Interest payments		(3,648,611)	(1,819,581)
Lease payments	16	(311,696)	(230,608)
Payment of restitution of equity to minority shareholders		(14,825)	—
Dividends paid	24.4	(11,186,951)	(1,424,456)
Net cash (used in) provided by financing activities		(16,318,312)	10,016,777
Exchange difference in cash and cash equivalents		867,208	159,492
Net (decrease) increase in cash and cash equivalents		(1,632,158)	5,004,479
Cash and cash equivalent at the beginning of the period		14,549,906	5,082,308
Cash and cash equivalent at the end of the period	6	12,917,748	10,086,787

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

1.Reporting entity

Ecopetrol S.A. is a mixed economy company, with a commercial nature, formed in 1948 in Bogotá – Colombia, headquarters of the Ecopetrol Business Group (collectively called “Ecopetrol Business Group”); which is dedicated to commercial or industrial activities related to the exploration, exploitation, refining, transportation, storage, distribution and marketing of hydrocarbons, their derivatives and products, as well as the electric power transmission services, design, development, construction, operation and maintenance of road and energy infrastructure projects and the provision of information technology and telecommunications services.

An 11.51% of Ecopetrol S.A.’s shares are publicly traded on the Stock Exchanges of Colombia and New York, USA. The remaining shares (88.49% of the total outstanding shares) are owned by the Colombian Ministry of Finance and Public Credit.

The address of the main office of Ecopetrol S.A. is Bogotá – Colombia, Carrera 13 No. 36 – 24.

2.Basis of presentation

2.1.	Statement of compliance and authorization of financial statements

The financial information contained in this report has been prepared in accordance with IAS 34 Interim Financial Reporting. The interim condensed consolidated financial statements are unaudited and in the management opinion, include all necessary adjustments for a fair presentation of the results of each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and notes for the year ended 31 December 2021 included in Form 20-F 2021.

Ecopetrol Business Group prepares its consolidated financial statements included within Form 20-F based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in Form 20-F 2022 which are the same as those used in the previous year.

These interim condensed consolidated financial statements were approved by the Company's Management on December 16, 2022.

2.2.Basis of consolidation

The interim condensed consolidated financial statements were prepared by consolidating all the subsidiary companies described in Exhibits 1 and 2, in which Ecopetrol exercises, directly or indirectly, control.

Control is achieved when the Ecopetrol Business Group:

-	Has power over the company (existing rights that give it the power to direct the relevant activities)
-	It is exposed to, or has rights to, variable returns from its relationship with the company and
-	Has the ability to use his power to affect his operating results. This occurs when the Company has less than most of the voting rights of an investee, and still has power over the investee to give it the practical ability to direct the relevant activities of the company unilaterally. The Ecopetrol Business Group considers all relevant facts and circumstances when evaluating whether the voting rights in an investee are sufficient to give it power, including:
a)	The percentage of voting rights of the Company relative to the size and dispersion of the percentages of other voting holders
b)	Potential voting rights held by the Company, other shareholders, or other parties
c)	Rights derived from contractual agreements and
d)	Any additional facts or circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities, at the time that decisions need to be made, including voting patterns in previous shareholders' meetings.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Subsidiaries are consolidated from the date control is obtained until the date control ceases.

All intercompany assets and liabilities, equity, income, expenses, and cash flows related to transactions between Group companies were eliminated in consolidation. Unrealized profits and losses are also eliminated. Non-controlling interest represents the portion of profit, other comprehensive income and net assets in subsidiaries that are not attributable to Ecopetrol shareholders.

All business combinations are recognized using the acquisition method.

Acquisition of Interconexión Eléctrica S.A. E.S.P.

On August 20, 2021, Ecopetrol S.A completed the acquisition of Interconexión Eléctrica S.A. ESP ("ISA"). On such date, the closing conditions of the Inter-Administrative Agreement signed on August 11 between Ecopetrol S.A. and the Colombian Ministry of Finance and Public Credit ("MHCP") for the acquisition of $569,472,561 shares of ISA equivalent to 51.4% of the outstanding shares were fulfilled. On August 20, 2021, Ecopetrol S.A. acquired control of ISA. As ISA was controlled by the Ecopetrol Business Group´s controlling shareholders the transaction was between entities under common control.

The accounting for transactions under common control are not provided for in IFRS, therefore, the Ecopetrol Business Group evaluated the purpose of the transaction and concluded that since the transaction was not a mere corporate reorganization, had a commercial substance, was carried out at market conditions and settled in cash, it elected to recorded the transaction as a business combination pursuant to IFRS 3, Business Combinations.

During August 2022, the final purchase price allocation was completed, considering the new information obtained to the acquisition date. An update was made to the fair values calculated preliminarily as of December 31, 2021, of property, plant, and equipment, intangibles, deferred tax, goodwill, and the non-controlling interest of Interconexión Eléctrica S.A. E.S.P. (See Note 12 – Business combination).

Additionally, on July 12, 2022, the liquidation of Gasoducto de Oriente S.A. was registered in the Bogotá Chamber of Commerce, which is subsidiary of Inversiones de Gases de Colombia S.A.

2.3.Conflict between Russia and Ukraine

After weeks of heightened tensions between Russia and Ukraine, on February 24, 2022, Russia launched a full-scale military invasion of Ukraine. This war has increased volatility in the capital markets and has caused many raw materials to rise due to supply risk.

Ecopetrol's ability to access international and local capital markets, finance operations and potentially refinance debt maturities on terms acceptable to Ecopetrol could be affected due to price volatility in the oil and gas sector, the escalation military conflict between Ukraine and Russia, disruptions to Russia's energy exports as a result of sanctions, impacts to the global economy due to energy supply shocks, potential demand impacts from lockdowns or outbreaks of COVID-19, the lack of consensus among OPEC members, politics and uncertainty in the region, among others.

Likewise, the current situation of international crude oil prices (average price for the third quarter of 2022 of 97.7 USD/Bl of Brent) is being driven mainly by Russia's invasion of Ukrainian territory and the market expectations related to a possible global deacceleration.

Although high prices have favored the Company's income, they have also generated challenges in terms of inflation, high energy costs added to the international logistics crisis, which are beginning to generate pressure on operating costs and project execution times. Ecopetrol continues to permanently monitor the direct and indirect impacts to take actions to mitigate their effect.

2.4.Considerations on climate change and energy transition

On February 8, 2022, Ecopetrol communicated to the market its 2040 long-term strategy, called "Energy that Transforms", which comprehensively responds to current environmental, social and governance challenges, maintaining the focus on generating sustainable value for all your interest groups. Its objective is to consolidate an agile and dynamic organization that adapts in a timely manner to the

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

changes facing the energy industry, the challenges of a world that advances in the generation and use of clean energy, traveling a path of opportunities for growth and leadership in the Americas.

“Energy that Transforms” positions Ecopetrol as an integrated energy group, which participates in all the links of the hydrocarbon chain and in linear infrastructure, both in energy transmission and road concessions, and hopes to continue diversifying into businesses that allow it to continue to reduce its carbon footprint and advance in meeting its goal of being a company with zero net carbon emissions by 2050 (scopes 1 and 2). The strategy is supported by four strategic pillars: (i) Grow with the Energy Transition, (ii) Generate Value with Sustainability, (iii) Cutting-Edge Knowledge and (iv) Competitive Returns.

Within the first three pillars described in the strategy, the following actions associated with the energy transition and climate change were included:

Grow with the energy transition

-

On average, between USD $5,200 and USD $6,000 million will be invested annually by 2040. Between 2022 and 2024, organic investments will range between USD $17,000 and USD $20,000 million. In line with international best practices, the valuations of these investments in exploration and production projects incorporate a cost of greenhouse gas emissions under the internal CO2 price methodology, with a price curve that starts at $20 USD/ TonCO2e today and amounts to $40 USD/TonCO2e by 2030.

-

Gas, as a fundamental source of energy in the energy transition, the 2022-2024 Plan includes investments in projects for more than USD $1,800 million. In the long term, it is expected to grow in its own production, seek new marketing options and venture into regasification and storage.

-

Investments will be made for USD $2,600 million (15% of the total investments of the Business Group), mainly concentrated in Brazil (42%) and Colombia (25%), in addition to Peru and Chile. In this way, the continuity of ISA's 2030 Strategic Plan is guaranteed. This is how diversification towards low-emission businesses in the long term contemplates: (i) between 2019 and 2030, investment of USD $8.3 billion in current businesses and geographies and USD $2.2 billion in new geographies and (ii) achieving a participation of non-conventional renewable energies between 25% and 40% in the self-generation matrix by 2040.

The foregoing will be supported by, in addition to ISA, the gradual foray into emerging businesses aligned with new global trends, to mitigate the effects of climate change, such as the production of low-carbon hydrogen as an energy source, the capture, use and storage of (CCUS) and Natural Climate Solutions (NCS). Over the next three years, more than USD $200 million will be invested in green hydrogen projects in the Cartagena and Barrancabermeja refineries, and in CO2 capture projects through emerging technologies such as CCUS and SNC projects.

Generate value with sosTECnibilidad (sustainability + technology)

The 2022 - 2024 Plan (without ISA) includes investments of more than USD $1,400 million in projects for circular water management, decarbonization, energy efficiency, use of energy and alternative sources, improvement in the quality of fuels, and studies and pilots of green and blue hydrogen for applications in refineries and mobility.

In this sense, the Plan has a clear focus on supporting the energy transition strategy, including the incorporation of renewable energy sources for self-consumption, taking advantage of wind, solar and geothermal energy technologies, strengthening socio-environmental investment programs, deepening digital transformation and acceleration of the development and implementation of technologies to optimize operations throughout the chain.

The Business Group will increase its self-generation capacity with renewable energies in a range between 400 - 450 MW.

On the other hand, the long-term objectives include for environmental matters, achieve (i) a 25% reduction in GHG emissions by 2030 compared to 2019 (scopes 1 and 2), (ii) zero emissions CO2 equivalent emissions by 2050 (scopes 1 and 2), (iii) zero routine gas burning by 2030, (vi) zero water discharges by 2045 together with a reduction between 58% and 66% of freshwater intake for the operations. In

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

terms of social component, it is expected to promote the generation of about 230,000 new non-oil jobs by 2040 and contribute to the education of 2 million young colombians. As a sign of this commitment, the Business Group will seek to continue improving its position among public companies globally within the Dow Jones Sustainability Index.

Cutting edge knowledge

This pillar seeks to develop the necessary capacities for sosTECnibilidad (sustainability + technology), through a comprehensive science, technology, and innovation (CT+i) strategy to contribute to diversification, increase clean energy, decarbonize operations, and enhance human talent.

As part of the goals of the 2022-2024 Plan, more than USD $240 million will be allocated to innovation, technology, and digital transformation projects, which include technologies for the management of produced water as a profitable and sustainable resource and a study for the capture of CO2 in natural sinks.

3.Significant accounting judgments and estimates

The preparation of the consolidated financial statements requires that the Company's Management make judgments, estimates and assumptions to quantify some of the assets, liabilities, income, expenses, and commitments recognized in the consolidated financial statements and their disclosures. These estimates have been made based on the best information available on the facts analyzed, management experience and other factors at the date of preparation of the financial statements. Uncertainty about assumptions and estimates could result in future material changes affecting the value of assets or liabilities. Changes in these estimates are recognized prospectively in the period in which they are reviewed.

As of the date of this report, there have been no changes in the significant accounting estimates and judgments used in the preparation of the consolidated financial statements as of December 31, 2021.

4.Accounting policies

The Group’s main accounting policies are described in the consolidated financial statements as of December 31, 2021, and for the year then ended, and they have been applied consistently for the period comprising these interim condensed consolidated financial statements, except for the adoption of new standards effective as of January 1, 2022.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annuals, and therefore should be read in conjunction with the consolidated financial statements as of December 31, 2021.

5.New standards

5.1.New standards adopted by the Group, effective as of January 1, 2022

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2022. It has not early adopted any other standards, interpretations or amendments that have been issued and not yet effective as of the date of this report:

●	IAS 16 – Property, plant, and equipment: amendment that expresses the prohibition of deducting from the cost of property, plant, and equipment the value of sales of items produced, while the company prepares the asset for its intended use. As of January 1, 2022, Ecopetrol adopted for the first time the Amendment IAS 16 "Property, Plant and Equipment - Proceeds before intended use" in a mandatory manner, the nature and effects of these changes are mentioned below:

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

In May 2020, the International Accounting Standards Committee - IASB issued amendments to IAS 16 - Property, Plant and Equipment referring to the part of proceeds before intended use, in terms of:

o	The sales obtained from the elements produced during the installation and start-up process of the asset, that is, products obtained in the project stage or extensive tests, are recognized in the results of the period as ordinary income.
o	The costs associated with the production of products obtained in the project stage or extensive tests sold according to IAS 2 are also recognized in the result of the period.
o	The value of the income and costs related to the sale of products obtained in the project stage or extensive tests is disclosed in the notes to the consolidated financial statements, detailing in which items of the Financial Statement they are included.

The amendment was effective for the annual reporting periods from January 1, 2022, and its application accepted in Colombia by Decree 938 issued on August 19, 2021, by the Ministry of Industry and Tourism, without generating differences with what given by the IASB for full IFRS.

In the oil sector, this amendment has effects on the treatment of the sale to third parties of extensive oil field tests, which are sales of crude oil or gas from a well under development before entering the market in full production.

Retroactive application was only made for property, plant and equipment or natural and environmental resources that were in the construction stage at the beginning of the first period presented in the consolidated financial statements in which the Ecopetrol Business Group adopted the standard, that is, on January 1, 2021. The impact of the adoption of this standard was as follows:

o	An increase of $ 48,173 (See Note 15) and $ 18,013 (See Note 14) in the Exploration and evaluation account within Natural and environmental resources and property, plant and equipment balance sheet line items, respectively, with a corresponding decrease retained earnings.
o	An effect of $ 24,132 due to the reversal of the deferred tax liability arising from the temporary difference between the tax basis and accounting basis prior to the adoption of the amendment and a corresponding effect in retained earnings.
●	IFRS 3 – Business combinations: in which they update a reference from the standard to the Conceptual Framework. The amendments are intended to replace the reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, by the reference to the Conceptual Framework for Financial Information, issued in March 2018, without significantly changing its requirements. This amendment had no impact on the interim condensed consolidated financial statements of the Group.
●	IAS 37 – Provisions, contingent assets, and liabilities: in which it details what costs an entity must include when determining whether a contract is onerous. The amendments state that a directly related cost approach should be applied. Costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs are not directly related to the contract and should be excluded, unless they are explicitly, attributable to the counterparty under the contract. This amendment had no impact on the interim condensed consolidated financial statements of the Group.
●	Cycle of annual improvements 2018 – 2020 involving adjustments to IFRS 1 - subsidiary as first-time adopter, IAS 41 - taxes on fair value measurements, IFRS 16 - lease incentives and IFRS 9 - charges in the 10% test for the derecognition of financial liabilities, which clarifies the charges that an entity includes when evaluating whether the terms of a new or modified financial liability are materially different from the terms of the original financial liability. This amendment had no impact on the interim condensed consolidated financial statements of the Group.

5.2.New standards issued but not yet effective

The IASB issued amendments to the following standards, with an effective date on January 1, 2023, or later periods:

●	Amendment to IAS 1 - Classifications of liabilities as current or non-current, modifies the requirement to classify a liability as current, by establishing that a liability is classified as current when it does not have the right at the end of the reporting period to

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

defer the liquidation of the liability during, at least, the twelve months following the date of the reporting period. This amendment will be effective as of January 1, 2023.
●	Amendments to IAS 1 – Presentation of financial statements. Companies must disclose material information about their accounting policies and apply the concept of materiality to accounting policy disclosures. The amendments clarify the following points:
-	The word “significant” is changed to “material or relative importance”.
-	The accounting policies that must be disclosed in the notes to the financial statements are clarified, "an entity will disclose information about its material or relative importance accounting policies."
-	It is clarified when an accounting policy is considered material or relatively important.
-	Adds the following paragraph: “Information on accounting policies that focuses on how an entity has applied the requirements of IFRS to its own circumstances provides specific information about the entity that is more useful to users of financial statements than standardized information or information that only doubles or summarizes the requirements of IFRS standards”.
●	Amendments to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors. They clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. The amendment was published by the IASB in February 2021 and clearly defines an accounting estimate to distinguish it from an accounting policy: “Accounting estimates are monetary amounts, in financial statements, that are subject to measurement uncertainty”. The amendments are effective for the annual periods beginning on January 1, 2023.
●	Amendments to IAS 12 Deferred taxes related to assets and liabilities that are recognized in a single transaction. The purpose of the amendments is to reduce diversity in the reporting of deferred taxes on leases and decommissioning obligations. The amendments are effective for annual periods beginning on January 1, 2023.
●	IFRS 17 was issued by the IASB in 2017 with application beginning on January 1, 2021, to replace IFRS 4 - Insurance Contracts. However, the entry into force was postponed until January 1, 2023. This Standard has not been introduced into the Colombian accounting framework by means of a decree to date and it has not been included in the public discussion process initiated by the Technical Council of Public Accounting, nor in the draft decree of the Ministry of Commerce, Industry and Tourism generated in May 2022.

6.Cash and cash equivalents

	September 30,	December 31,
	2022	2021
	(Unaudited)
Banks and corporations	8,976,534	11,080,569
Short–term investments	3,939,317	3,467,859
Cash	1,897	1,478
	12,917,748	14,549,906

As of September 30, 2022, the balance of cash and cash equivalents includes $55,164 ($71,979 December 31, 2021) of restricted cash to be used in the next 12 months exclusively for the payment of principal and interest on loans obtained by Oleoducto Bicentenario and $1,414,522 ($1,039,024 December 31, 2021), based on the financing contracts and held, mainly, to guarantee the debt service of Interconexión Eléctrica S.A. E.S.P.

The fair value of cash and equivalents is close to its book value due to its short-term nature (less than three months) and its high liquidity. Cash equivalents are convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

7.Trade and other receivables

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	September 30,	December 31,
	2022	2021
	(Unaudited)
Current
Customers
Foreign	4,037,880	3,222,837
Domestic	3,409,558	2,917,305
Concessions (1)	4,361,181	3,370,644
Fuel Price stabilization fund (2)	20,443,367	7,824,788
Accounts receivable from employees	104,610	106,547
Industrial services	53,666	32,096
Related parties (Note 31)	179,948	9,355
Other	961,184	965,310
	33,551,394	18,448,882
Non–current
Customers
Foreign	144,481	36,965
Domestic	54,051	178,552
Concessions (1)	25,215,126	21,259,519
Accounts receivable from employees	545,168	534,051
Related parties (Note 31)	335	335
Other (3)	2,534,185	2,150,294
	28,493,346	24,159,716
(1)	Includes electric power transportation concessions and roads.
(2)	Corresponds to the application of Resolution 180522 of March 29, 2010, and other regulations that modify and add it (Decree 1880 of 2014 and Decree 1068 of 2015), which establishes the procedure to recognize the subsidy for refiners and importers of motor gasoline current and ACPM, and the methodology for calculating the net position (value generated between the parity price and the regulated price, which can be positive or negative).

For 2022, the increase in accounts receivable is due to the increase in international indicators (brent reference price). During the period, the Ministry of Finance and Public Credit contributed approximately $7,461,088 in cash and $6,788,385 were offset from the Nation’s dividends provided by Ecopetrol’s earnings in 2021, which were declared in 2022. In accordance with what was expressed by the Ministry of Finance and Public Credit, the portion of the extraordinary dividend corresponding to the Nation was offset with the Stabilization Fund and, therefore, did not imply a cash outflow.

(3)	Corresponds mainly to accounts receivable from the Government of Brazil for employee benefits governed by Law 4819 of 1958 to ISA CTEEP, and crude loan agreements of the Business Group for transportation systems. The gross value of these accounts receivable is $2,202,739 (2021: $1,772,101) and the provision for expected losses established, included in the provision line for expected credit losses, is $432,750 (2021: $368,299), for a net book value of $1,769,989 (2021: $1,403,802). The administration monitors the progress and developments related to the legal aspect of the matter and continuously evaluates the possible impacts on its financial statements.

The book value of trade accounts and other accounts receivable approximates their fair value.

8.Inventories

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	September 30,	December 31,
	2022	2021
	(Unaudited)
Crude oil (1)	4,184,242	3,305,965
Fuels and petrochemicals (2)	3,933,294	2,845,486
Materials for goods production	2,665,972	2,246,761
	10,783,508	8,398,212
(1)	The variation is mainly due to the increase in Brent prices.
(2)	The variation is mainly due to the increase of the international references prices and the receipt of fuel imports to accomplish with the national demand for fuels.

9.Other financial assets

	September 30,	December 31,
	2022	2021
	(Unaudited)
Assets measured at fair value
Investment portfolio – Foreign currency	1,422,282	1,172,718
Investments in equity securities (1)	1,034,997	606,624
Investment portfolio – Local currency	382,670	759,892
Hedging instruments (2)	235,807	17,449
Assets measured at fair value through other comprehensive income	2,627	2,789
	3,078,383	2,559,472
Assets measured at amortized cost (3)	121,035	375,262
	3,199,418	2,934,734
Current	2,234,862	1,627,150
Non–current	964,556	1,307,584
	3,199,418	2,934,734
(1)	Includes deposits in trust companies and restricted funds in Brazil, Peru, Chile, and Colombia.
(2)	Corresponds to swap contracts and a put option to hedge commodity price risk and forwards to hedge exchange rate risk.
(3)	Includes investments with maturities greater than 90 days, in Chile and Colombia.

Fair value

The following is the classification of other financial assets recognized at fair value, corresponding to the investment portfolio:

	September 30,	December 31,
	2022	2021
	(Unaudited)
Level 1	1,446,757	834,057
Level 2	1,631,626	1,725,415
	3,078,383	2,559,472

There were no transfers between hierarchy levels during the periods.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

10.Taxes

Income taxes

The Group calculates the income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the interim consolidated statement of profit or loss are:

	Nine-month period ended
	September 30,
	2022	2021

	(Unaudited)
Current income tax expense	13,586,947	4,246,737
Deferred income tax expense	2,613,356	1,817,892
Adjustments to prior years’ current and deferred tax	13,762	(18,960)
Income tax expense	16,214,065	6,045,669

The effective tax rate was 37.1% and 34.9% for nine-month period ended September 30, 2022, and 2021, respectively.

The 2.2% increase in the effective tax rate during the nine months ended on September 30, 2022, compared to the 2021 period, are mainly to the change in the bylaw tax rate (35% for 2022 vs. 31% for 2021), to the increase in the expected exchange rate, to the better results obtained by the companies that pay taxes at a nominal income rate different from 35%, particularly, Refinería de Cartagena (income tax rate of 15%), and the better results obtained during the period from January to September at Ecopetrol S.A.

The better results in the Ecopetrol Business Group are mainly due to the growth in operations, considering: i) an increase of 54% or +US$35.2 per barrel in the average price of crude oil, natural gas and refined products, ii) a positive effect on revenues given the devaluation of the Colombia Peso against the dollar, iii) a higher sales volumes (+110 kBde) and, iv) an increase in revenues from services, better performance of the transportation and logistics services segment, associated with the increase in the volume transported due to the greater availability of crude oil produced in the country, and the reactivation of the national demand for products and gas.

11.Other assets

	September 30,	December 31,
	2022	2021
	(Unaudited)
Current
Prepaid expenses	814,709	549,456
Partners in joint operations	762,155	639,199
Advanced payments to contractors and suppliers	705,451	591,990
Trust funds	455,889	527,520
Related parties (Note 31)	889	1,386
Other	24,475	23,540
	2,763,568	2,333,091
Non–current
Wells abandonment and pension funds	563,552	461,729
Trust funds	236,449	176,781
Employee benefits	273,142	229,969
Advanced payments and deposits	97,022	92,815
Judicial deposits and judicial attachments	52,816	48,845
Other	166,246	188,224
	1,389,227	1,198,363

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

12.Business combination

12.1.Acquisition of Interconexión Eléctrica S.A. E.S.P.

On August 20, 2021, the closing conditions of the Inter-Administrative Agreement signed on August 11 between Ecopetrol S.A. and the Ministry of Finance and Public Credit ("MHCP") for the acquisition of 569,472,561 shares of Interconexión Eléctrica S.A. ESP ("ISA") equivalent to 51.4% of the outstanding shares of this company and representing 100% of the ownership of the MHCP in said company were satisfactorily fulfilled.

Considering the final purchase price allocation on August 31, 2022, the fair value of the identifiable assets and liabilities of ISA as at the date of acquisition were:

Fair Value
Assets
Cash and cash equivalents	4,983,234
Accounts receivable	27,487,774
Inventories	120,300
Other financial assets	1,093,941
Current tax assets	477,504
Other assets	682,445
Investments in subsidiaries and joint ventures	5,014,749
Properties, plant, and equipment	17,486,901
Right of use assets	230,207
Intangibles	13,903,491
Deferred tax assets	2,075,849
Total assets	73,556,395
Liabilities
Loans	27,203,432
Leases	255,503
Accounts payable	1,358,692
Employee Benefits	973,210
Tax liabilities	1,897,786
Provisions and contingencies	947,883
Other liabilities	1,708,349
Deferred tax liabilities	9,856,379
Total liabilities	44,201,234
Total identifiable net assets	29,355,161
Non-controlling interest	(18,734,241)
Goodwill derived from the acquisition	3,279,916
Consideration transferred	13,900,836

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The net assets recognized in the consolidated financial statements as of December 31, 2021, were based on a provisional assessment of their fair value and could be adjusted in case of obtaining new information as referred to in paragraph 46 of IFRS 3.

In August 2022, the valuation was completed, considering the new information obtained to the acquisition date, and the fair value of the properties, plant, and equipment was $17,486,901, and intangibles $13,903,491, which presented a decrease of $153,557, and $422,988, respectively, over the provisional value. Those adjustments were not material thus the financial information as of December 2021 was not restated. As a result, there was a decrease in the deferred tax liability of $96,767 and a decrease in the non-controlling interest of $238,839. There was also a corresponding increase in goodwill of $240,939, resulting in $3,279,916 of total goodwill arising on the acquisition. The increased depreciation charge on the property, plant, and equipment, from the acquisition date to 31 December 2021 was also not material.

From the date of acquisition, ISA contributed $4,113,198 of revenue and $1,108,202 (including non-controlling interest for $846,454) to net profit from continuing operations of the Group. If the combination had taken place at the beginning of 2021, the Group’s revenue from continuing operations would have been higher by $7,039,487, and the profit before tax from continuing operations would have been $2,096,511 (including non-controlling interest for $1,501,984). The goodwill of $3,279,916 comprises the fair value of expected synergies arising from acquisition.

13.Investments in associates and joint ventures

13.1.Composition and movements

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	September 30,	December 31,
	2022	2021
	(Unaudited)
Join ventures
Equion Energía Limited	1,104,034	1,860,634
Interligação Elétrica do Madeira S.A.	1,771,903	1,374,483
Transmissora Aliança de Energia Elétrica S.A.	1,745,002	1,496,060
Interligação Elétrica Paraguaçu S.A.	569,717	412,526
Interligação Elétrica Ivaí S.A.	417,904	288,224
Interligação Elétrica Garanhuns S.A.	501,036	363,498
Interligação Elétrica Aimorés S.A.	383,533	278,408
Conexión Kimal Lo Aguirre S.A. (1)	119,475	—
Ecodiesel Colombia S.A.	61,936	64,019
Interconexión Eléctrica Colombia Panamá S.A.	17,608	8,737
Transnexa S.A. E.M.A.	8,545	8,545
Derivex S.A.	179	448
Parques de Rio	85	93
Interconexión Eléctrica Colombia Panamá S.A.S E.S.P.	4	4
	6,700,961	6,155,679
Less impairment:
Equion Energía Limited	(398,104)	(398,104)
Transnexa S.A. E.M.A.	(8,545)	(8,545)
	6,294,312	5,749,030
Associates
Gases del Caribe S.A. E.S.P.	1,466,842	1,515,838
ATP Tower Holdings	893,993	813,697
Gas Natural del Oriente S.A. E.S.P.	143,584	142,508
Gases de la Guajira S.A. E.S.P.	68,490	69,461
E2 Energía Eficiente S.A. E.S.P.	34,755	35,062
Extrucol S.A.	27,911	28,578
Serviport S.A.	8,398	9,399
Sociedad Portuaria Olefinas	3,625	3,012
	2,647,598	2,617,555
Less impairment: Serviport S.A.	(9,399)	(9,399)
	2,638,199	2,608,156
	8,932,511	8,357,186
(1)

In July 2022, ISA Inversiones Chile, Transelec, and China Southern Power Grid International (CSG) established the company Conexión Kimal Lo Aguirre S.A. This company will build and operate the Kimal-Lo Aguirre project in Chile obtained in 2021.

The movement of investments in associates and joint ventures for the period ended September 30, 2022, is as follows:

	Associates	Join ventures	Total
Balance as of December 31, 2021	2,608,156	5,749,030	8,357,186
Capitalizations (1)	—	209,658	209,658
Equity method recognized in:
Profit or loss	117,635	539,045	656,680
Equity	103,059	913,159	1,016,218
Dividends declared (2)	(190,651)	(1,116,580)	(1,307,231)
Balance as of September 30, 2022 (Unaudited)	2,638,199	6,294,312	8,932,511

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

(1)	The capitalizations correspond to $119,475 for Conexión Kimal Lo Aguirre S.A., $41,912 for Interligação Elétrica Ivaí S.A., $27,662 for Interligação Elétrica Paraguaçu S.A., $11,807 for Interconexión Eléctrica Colombia Panamá S.A., and $8,802 for Interligação Elétrica Aimorés S.A.
(2)	During 2022, the company received dividends corresponding to $1,179,338. The payment of dividends was mainly made by Equion Energía Limited for $929,265, join ventures of Interconexión Eléctrica S.A. E.S.P. for $159,315, and associates of Inversiones de Gases de Colombia S.A. for $90,758.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

14.Property, plant, and equipment

The movement of property, plant and equipment for the period ended September 30, 2022, with its corresponding depreciation and impairment, is as follows:

		Pipelines,
	Plant and	networks, and	Work in
	equipment	lines	progress	Buildings	Lands	Other	Total
Cost
Balance as of December 31, 2021	57,452,843	55,402,633	10,566,114	9,660,227	4,800,297	3,018,660	140,900,774
Additions/capitalizations (1)	1,634,109	858,368	2,399,373	267,638	3,021	97,396	5,259,905
Abandonment cost update (Note 23)	—	(137,525)	—	—	—	—	(137,525)
Capitalized financial interests (2)	47,256	17,463	57,034	5,580	115	1,602	129,050
Exchange differences capitalized	413	153	499	49	1	14	1,129
Disposals	(472,252)	(175,679)	(10,461)	(39,234)	(30)	(29,227)	(726,883)
(Decrease) increase related to business combination (Note 12)	—	(176,451)	—	37,542	(14,649)	—	(153,558)
Effect of adopting new standards (3)	—	—	18,013	—	—	—	18,013
Foreign currency translation	5,328,047	2,639,349	251,649	408,531	288,802	160,860	9,077,238
Reclassifications/transfers	(3,725,364)	722,699	(794,664)	3,275,900	(4,872)	(35,389)	(561,690)
Balance as of September 30, 2022 (Unaudited)	60,265,052	59,151,010	12,487,557	13,616,233	5,072,685	3,213,916	153,806,453

Accumulated depreciation and impairment losses
Balance as of December 31, 2021	(24,698,837)	(19,665,052)	(1,279,600)	(4,059,253)	(67,611)	(1,053,895)	(50,824,248)
Depreciation expense	(2,048,209)	(1,724,015)	—	(288,150)	—	(118,253)	(4,178,627)
Impairment loss (Note 18)	(1,965)	—	—	(3,551)	—	—	(5,516)
Disposals	456,383	159,015	—	34,151	—	23,999	673,548
Foreign currency translation	(2,015,610)	(989,196)	(1,705)	(126,549)	(6,053)	(87,650)	(3,226,763)
Reclassifications/transfers	1,307,058	(35,315)	7,004	(762,361)	—	(762)	515,624
Balance as of September 30, 2022 (Unaudited)	(27,001,180)	(22,254,563)	(1,274,301)	(5,205,713)	(73,664)	(1,236,561)	(57,045,982)
Balance as of December 31, 2021	32,754,006	35,737,581	9,286,514	5,600,974	4,732,686	1,964,765	90,076,526
Balance as of September 30, 2022 (Unaudited)	33,263,872	36,896,447	11,213,256	8,410,520	4,999,021	1,977,355	96,760,471

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

(1)	Mainly includes: i) Ecopetrol S.A. projects in courses associated with the Caño Sur, Castilla, Chichimene, Cusiana, and Rubiales fields, ii) Interconexión Eléctrica S.A. E.S.P projects in progress: Caribbean Coast Interconnection, UPME 09-2016 Copey–Cuestecitas, UPME 06-2018 New Substation El Rio 220kV, UPME 07–2017 Sabanalarga – Bolívar 500kV, UPME 04-2019 Transmission Line La Loma - Sogamoso 500kV, Second Circuit Copey - Cuestecitas 500kV project, and Alpha and Beta wind farm connection project new Cuestecitas 500kV substation.
(2)	Financial interest is capitalized based on the weighted average rate of loan costs.
(3)	Corresponds to the effect of adopting the IAS 16 amendment in Hocol S.A.

15.Natural and environmental resources

The movement of natural and environmental resources for the period ended September 30, 2022, with their corresponding depletions and impairment, is as follows:

	Oil and gas	Assets retirement	Exploration and
	investments	obligations	evaluation	Total
Cost
Balance as of December 31, 2021	76,229,481	8,172,698	7,212,305	91,614,484
Additions/capitalizations (1)	4,208,480	—	3,264,075	7,472,555
Abandonment cost update (Note 23)	—	(51,227)	—	(51,227)
Disposals (2)	(759,178)	(107,815)	(4,505)	(871,498)
Write off exploratory assets and dry wells (3)	—	—	(436,980)	(436,980)
Capitalized financial interests (4)	75,504	—	62,317	137,821
Exchange differences capitalized	660	—	545	1,205
Effect of adopting new standards (5)	—	—	48,173	48,173
Foreign currency translation	3,218,959	95,721	541,338	3,856,018
Reclassifications/transfers	1,080,686	(9,097)	(1,095,069)	(23,480)
Balance as of September 30, 2022 (Unaudited)	84,054,592	8,100,280	9,592,199	101,747,071

Accumulated depletion and impairment losses
Balance as of December 31, 2021	(51,316,344)	(4,230,674)	(157,622)	(55,704,640)
Depletion expense	(3,286,865)	(522,165)	—	(3,809,030)
Disposals	419,374	89,405	—	508,779
Foreign currency translation	(1,721,997)	(62,189)	—	(1,784,186)
Reclassifications/transfers	43,046	(41,502)	5,760	7,304
Balance as of September 30, 2022 (Unaudited)	(55,862,786)	(4,767,125)	(151,862)	(60,781,773)

Balance as of December 31, 2021	24,913,137	3,942,024	7,054,683	35,909,844
Balance as of September 30, 2022 (Unaudited)	28,191,806	3,333,155	9,440,337	40,965,298
(1)	Mainly includes a) Ecopetrol Permian for investments made in the drilling of wells and construction of facilities executed in RODEO, b) Ecopetrol S.A. by Cantagallo, Casabe, Castilla, Floreña, Provincia, Rubiales, and exploratory wells in Cupiagua and Uchuva c) Hocol S.A. mainly from VIM8, Guarrojo, Guajira, VIM8, SN-15, SSJN1, and Cicuco.
(2)	It mainly corresponds to the exit of Rygberg's association contract in Ecopetrol America.
(3)	It mainly includes a) Saturno block in Ecopetrol Brazil related to the entry bond, b) dry wells in Hocol S.A.: Bololó and Pilonera, and failure of Chinchorro well, and c) dry well in Ecopetrol S.A.: Boranda Norte 1.
(4)	Financial interest is capitalized based on the weighted average rate of loan costs.
(5)	Corresponds to the effect of adoption of the IAS 16 amendment, includes Ecopetrol S.A. and Hocol S.A..

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

16.Right-of-use assets

The movement of right-of-use assets and lease liabilities for the period ended September 30, 2022, is as follows:

	Right-of-use assets
					Right-of-	Lease
		Lands and	Plant and		use	liabilities
	Pipelines	buildings	equipment	Vehicles	assets	(Note 20.1)
Balance as of December 31, 2021	77,019	199,070	121,384	99,205	496,678	1,165,099
Additions	33,688	69,656	61,004	85,226	249,574	249,574
Amortization of the period	(18,133)	(43,240)	(42,356)	(71,827)	(175,556)	—
Remeasurements(1)	(110)	(5,828)	5,105	11,952	11,119	16,183
Disposals	(3,109)	(1,599)	(17,966)	(214)	(22,888)	(23,280)
Finance cost	—	—	—	—	—	50,366
Payment of capital and interests	—	—	—	—	—	(311,696)
Reclassifications/transfers	(540)	208	551	(43)	176	(2,238)
Exchange difference	5,526	24,106	4,445	12,152	46,229	52,195
Balance as of September 30, 2022 (Unaudited)	94,341	242,373	132,167	136,451	605,332	1,196,203
(1)	Corresponds mainly to updating rates and conditions in lease contracts

.

17.Intangible assets

The movement of intangibles assets for the period ended September 30, 2022, with their corresponding amortizations, is as follows:

	Licenses
	and	Other	Concessions
	software	intangibles	and rights	Easements	Total
Cost
Balance as of December 31, 2021	1,118,811	940,080	13,503,441	1,733,379	17,295,711
Additions/capitalizations	198,295	11,507	488,761	3,434	701,997
Increase (decrease) related to business combination (Note 12)	—	12,670	(117,270)	(318,389)	(422,989)
Disposals	(6,208)	—	(95,875)	—	(102,083)
Foreign currency translation	46,737	210,171	2,250,536	57,336	2,564,780
Reclassifications/transfers	4,158	(1,068)	530	16,958	20,578
Balance as of September 30, 2022 (Unaudited)	1,361,793	1,173,360	16,030,123	1,492,718	20,057,994
Accumulated amortization and impairment losses
Balance as of December 31, 2021	(689,817)	(153,292)	(878,125)	(65,961)	(1,787,195)
Amortization expense	(94,266)	(22,889)	(472,193)	(4,265)	(593,613)
Disposals	3,231	—	95,875	—	99,106
Foreign currency translation	(39,181)	(147,467)	(579,720)	—	(766,368)
Reclassifications/transfers	107	(274)	25	—	(142)
Balance as of September 30, 2022 (Unaudited)	(819,926)	(323,922)	(1,834,138)	(70,226)	(3,048,212)
Balance as of December 31, 2021	428,994	786,788	12,625,316	1,667,418	15,508,516
Balance as of September 30, 2022 (Unaudited)	541,867	849,438	14,195,985	1,422,492	17,009,782

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

18.Impairment of non-current assets

According to the behavior of the key market assumptions, as of September 30, 2022, no factors or circumstances were identified that indicate that the book value of its assets may be above its recoverable value, considering the market conditions, the international prices and indicators of crude oil and products, and the geopolitical context, particularly, produced by the conflict between Russia and Ukraine (See note 2.4).

As of September 30, 2022, no indicators of impairment exist for non-current assets, especially considering the higher prices of crude oil and products during the nine-month period of 2022. The most significant movements in 2022 are presented mainly by the impairment recognized in office-type containers of $5,540 in Refinería de Cartagena S.A.S. and a recovery of $24 in Invercolsa. In 2021, the movement corresponds to the recovery related to materials for $4,320 in Refinería de Cartagena S.A.S. and Cenit, and an impairment recognition in Ocensa and ISA for $2,557.

19.Goodwill

	September 30,	December 31,
	2022	2021
	(Unaudited)
Interconexión Eléctrica S.A. E.S.P. (1)	3,643,922	3,092,045
Oleoducto Central S.A.	683,496	683,496
Hocol Petroleum Ltd	537,598	537,598
Invercolsa S.A.	434,357	434,357
Andean Chemical Limited	127,812	127,812
Esenttia S.A.	108,137	108,137
	5,535,322	4,983,445
Less Impairment Hocol Petroleum Ltd	(297,121)	(297,121)
Total	5,238,201	4,686,324

(1)The variation corresponds to the updating related to the final purchase price allocation in business combination process.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

20.Loans and borrowings

20.1.Composition of loans and borrowings

	Interest rate*		September 30,	December 31,
	2022	2021	2022	2021
			(Unaudited)
Local currency
Bonds	9.8%	9.1%	5,197,949	4,941,024
Syndicate loans	11.8%	5.4%	443,541	600,452
Lease liabilities (1)	7.6%	6.3%	829,123	823,922
Commercial loans and others	10.2%	7.8%	1,775,097	1,516,377
			8,245,710	7,881,775
Foreign currency
Bonds (2)	6.1%	5.7%	77,547,079	66,603,695
Commercial and syndicate loans	4.6%	3.5%	20,810,085	18,750,580
Loans from related parties (Nota 31)	2.7%	0.3%	770,036	1,483,701
Lease liabilities (1)	6.0%	6.0%	367,080	341,177
			99,494,280	87,179,153
			107,739,990	95,060,928
Current			22,614,434	9,206,283
Non–current			85,125,556	85,854,645
			107,739,990	95,060,928

* Weighted average effective interest rate for the end of each period.

(1)	Corresponds to the present value of the payments to be made during the term of the operating lease contracts for pipelines, tanks, real estate, and vehicles, recognized because of the implementation of IFRS 16 – Leases. See Note 16.
(2)	Corresponds to the increase in the exchange rate of $609 Colombian pesos per dollar.

During 2022, proceeds obtained from loans and borrowings totaled $10,458,560. The most significant loans and borrowings were obtained by: a) Ecopetrol S.A. for $6,010,259, which entered into i) a financing line for $5,384,315 (USD$1,200 million) for the advance payment of the credit contracted for the acquisition of ISA, and ii) a short-term financing with BNP Paribas for $625,944 (USD$160 million), and b) Interconexión Eléctrica S.A. E.S.P. for $4,369,744, of which $2,063,735 relates to an international issuance of corporate bonds issued by its the subsidiary, Consorcio Transmantaro S.A. for the repurchase of its 2023 international bond, and the remaining balance related to loans obtained to cover investment plans and projects in Brazil, Peru, and Chile.

The repayment of loans and borrowings totaled $11,614,789, and it mainly includes the advance payment of the credit contracted for the acquisition of ISA and the repurchase of international bonds issued by Consorcio Transmantaro S.A.

20.2.Fair value

The fair value of the financial obligations is $99,947,506 and $99,258,034 as of September 30, 2022 (unaudited) and December 31, 2021, respectively.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

20.3.Maturity

The following is the maturity profile of loans and borrowings as of September 30, 2022:

	Up to 1 year	1 – 5 years	5-10 years	> 10 years	Total
Local currency
Bonds	380,320	1,276,812	1,528,337	2,012,480	5,197,949
Syndicate loans	253,128	190,413	—	—	443,541
Lease liabilities	167,326	412,358	248,716	723	829,123
Commercial loans and others	283,806	565,368	619,110	306,813	1,775,097
	1,084,580	2,444,951	2,396,163	2,320,016	8,245,710
Foreign currency
Bonds	11,776,966	25,921,456	22,370,391	17,478,266	77,547,079
Syndicate loans	1,891,747	4,193,005	28,142	—	6,112,894
Commercial loans	6,977,769	7,325,784	266,320	127,318	14,697,191
Lease liabilities	113,336	220,051	33,693	—	367,080
Loans from related parties	770,036	—	—	—	770,036
	21,529,854	37,660,296	22,698,546	17,605,584	99,494,280
Balance as of September 30, 2022 (Unaudited)	22,614,434	40,105,247	25,094,709	19,925,600	107,739,990

20.4.Loans designated as hedging instrument

As of September 30, 2022 (unaudited), Ecopetrol Business Group has designated USD$14,089 million of debt in foreign currency as a hedging instrument; of which, USD$9,117 million correspond to the hedge of investments in companies with dollar functional currency and USD$4,972 million to the cash flow hedge for future crude oil exports. See Note 30.1 – Exchange rate risk.

20.5.Guarantees and covenants (unaudited)

As of September 30, 2022, the total value of the current guarantees provided by Interconexión Eléctrica S.A. E.S.P. and its companies, within the framework of the definition of paragraph 14 of IFRS 7, used to support growth in its different business units and ensure strategic commercial and operational viability amount to $20,252,997, mainly in: a) Chile for $15,132,439 in ISA Intervial, Ruta de la Araucaria, Ruta del Maipo, Ruta de los Ríos, Ruta del Loa, and ISA Interchile, b) Colombia in Ruta Costera for $2,679,000, and c) Brazil in ISA CTEEP for $2,441,558.

The syndicated loan acquired by Oleoducto Bicentenario de Colombia S.A.S. establishes as a requirement that this subsidiary maintain an established relationship of leverage and solvency and cash flow/debt service.

21.Trade and other payables

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	September 30,	December 31,
	2022	2021
	(Unaudited)
Current
Suppliers	11,780,282	10,470,260
Dividends payable (1)	1,958,736	58,668
Withholding tax	970,447	717,720
Partner's advances	900,259	1,060,349
Insurance and reinsurance	478,976	294,114
Deposits received from third parties	145,989	136,310
Related parties (Note 31)	73,403	66,598
Agreements in transport contracts	31,816	33,883
Hedging operations (2)	13,101	2,032
Various creditors	736,940	728,297
	17,089,949	13,568,231

Non-current
Suppliers	24,544	8,260
Various creditors	38,988	62,347
	63,532	70,607
(1)	Corresponds mainly to dividends payable by Ecopetrol S.A. for $1,589,000 (2021: $3,714), Interconexión Eléctrica S.A. $215,150 (2021: 53,976), Inversiones de Gases de Colombia S.A. $74,696 (2021: 978), Oleoducto de Colombia S.A. $45,155, and Oleoducto de los Llanos Orientales S.A. $34,735.
(2)	Corresponds to the balance payable for the liquidation of swap contracts acquired to hedge the price risk of export crude oil.

The book values of trade accounts and other accounts payable approximate their fair values due to the short-term nature of these accounts.

22.Provisions for employees’ benefits

	September 30,	December 31,
	2022	2021
	(Unaudited)
Post-employment benefits
Health	6,751,292	6,636,809
Pension	3,748,424	2,159,530
Education	431,243	443,761
Bonds	515,969	320,833
Other plans	108,051	91,476
Termination benefits - Voluntary retirement plan	675,210	746,585
	12,230,189	10,398,994
Social benefits and salaries	874,892	856,198
Other long-term benefits	135,209	123,853
	13,240,290	11,379,045
Current	2,217,195	2,296,253
Non-current	11,023,095	9,082,792
	13,240,290	11,379,045

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

22.1.Plans assets

The assets of the plan are represented by the resources delivered to the Autonomous Pension Funds for the payment of the pension liability of the obligations for pension and pension bonds; what concerns health and education oversees Ecopetrol S.A.. The destination of the resources of the autonomous patrimonies, as well as their yields, cannot be changed or returned to the Company until all the obligations are fulfilled.

Plan asset balance is $10,429,486 and $12,068,525 as of September 30, 2022 (unaudited) and December 31, 2021, respectively. 53,65% (2021 – 36.99%) are fair value level 1 and 46.35% (2021 – 63.01%) are under level 2 category.

23.Accrued liabilities and provisions

	Abandonment		Environmental
	and dismantling		contingencies
	costs	Litigations	and others	Total
Balance as of December 31, 2021	11,890,319	703,966	1,637,922	14,232,207
Abandonment cost update	(188,752)	—	—	(188,752)
Additions	842	55,573	290,573	346,988
Uses	(433,543)	(24,409)	(203,844)	(661,796)
Financial cost	250,943	8,132	9,700	268,775
Foreign currency translation	142,899	53,342	70,517	266,758
Reversal of provision for sale of assets (1)	(188,540)	—	—	(188,540)
Transfers	2,492	(8,762)	(22,056)	(28,326)
Balance as of September 30, 2022 (Unaudited)	11,476,660	787,842	1,782,812	14,047,314
Current	538,453	65,059	514,798	1,118,310
Non-current	10,938,207	722,783	1,268,014	12,929,004
	11,476,660	787,842	1,782,812	14,047,314
(1)

Corresponding to the provision for abandonment associated with the assets related to the participation of Ecopetrol S.A. in Casanare, Estero, Garcero, Orocué and Corocora Join Venture (CEGOC), which were sold to Perenco Oil and Gas Colombia. This transaction closed on August 26, 2022.

23.1.Contingencies

Refinería de Cartagena S.A.S

1.	Court of arbitration

On April 29, 2022, the International Chamber of Commerce extended the time for the arbitration process to November 20, 2022.

Once the arbitration process is completed, the filing of an annulment appeal may proceed.

2.	Investigations of control entities

Prosecutor’s Office:

To date, three legal proceedings are being carried out arising from the events related to the expansion and modernization project of the Refinería de Cartagena (the “project”).

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Process 1 – No. 110016000101201600023 - MOA - PIP and EPC

This process is being carried out against some ex-members of the Board of Directors and ex-workers of the Cartagena Refinery, workers of the Chicago Bridge and Iron Company (CB&I) and the Statutory Auditor of the Cartagena Refinery between 2013 and 2015, for the crimes of improper interest in the execution of contracts, embezzlement by appropriation in favor of third parties, illicit enrichment of individuals in favor of third parties and ideological falsehood in public documents.

On March 29, 2022, a hearing was held to lift the house arrest measure for Felipe Laverde Concha and on April 5, 2022, the 34th Municipal Criminal Court with a Function of Guarantees granted him freedom due to the expiration of terms.

From July 25 to 29, 2022, the preparatory hearing was held, where the interlocutory order of decree of evidence was issued, against which the defenders filed appeals. The appeals were granted and will be resolved by the Superior Court of Bogotá.

Process 2 – No. 110016000101201800132 Business line

This process is being carried out against ex-members of the Board of Directors and an ex-employee of the Refinería de Cartagena for the crimes of aggravated unfair administration and obtaining a false public document against ex-members of the Board of Directors of the Refinery and an ex-President of this company.

On November 18, 2019, the preparatory trial hearing was installed, which has been resumed on several occasions, but to date it is suspended pending rescheduling.

No changes occurred in the status of this litigation since December 31, 2021.

Process 3 – No. 110016000101201800134 - Subscription of the PMC Contract - Foster Wheeler

This process is carried out against two ex-workers of Refinería de Cartagena who acted as ex-President in property and ex-President in charge, for the crime of entering a contract without legal requirements, for the period for which the accusation is made.

On February 7, 2022, the oral trial began, and the evidence requested by the FGN, and the defense was taken. On April 5, 2022, the practice of evidence concluded.

On May 10, 2022, at the hearing of closing arguments, the 9th Circuit Criminal Judge announced the sense of the conviction against two former workers of the Cartagena Refinery for entering a contract without legal requirements.

On August 18, 2022, a sentence was handed down imposing the minimum sentence for the crime charged, equivalent to 64 months in prison and a fine of 66.66 current monthly legal minimum salaries in Colombia (SMLMV as its acronym in Spanish), a decision against which appeals were filed, which will be resolved by the Superior Court of Bogotá.

The defendants will remain free until the appeals are resolved and, if applicable, the extraordinary appeal before the Supreme Court of Justice.

Office of the Comptroller General (Contraloría General de la Nación – CGR):

Financial Audit for the 2021

The CGR carried out a financial audit of Refinería de Cartagena between January 20, 2022, and May 31, 2022.

On July 5, 2022, the improvement plan for two findings that are administrative in nature was uploaded to the CGR's SIRECI application.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Fiscal Responsibility Process

(1)	PRF-2018-00684-PRF-017-2018

Due to the late entry into operation that generated lost profits, the CGR is carrying out an independent process in which various requirements have been met.

Through order 0167 dated February 3, 2022, the CGR has ended the litigation related to the tax liability process for lost profits, that is, for the possible damage associated with the late entry into operation of the refinery, which was initially estimated at $1,936 million dollars. Since the Company did not have a provision recorded for this matter, the resolution of this litigation has no impact in the interim condensed consolidated financial statements.

Among the fundamentals for the decision are the non-existence of the damage and the non-accreditation of injury to public property, since the circumstances that caused the late entry into operation of the refinery were due to a series of situations unrelated to the managerial decisions of those investigated, such as, the winter wave, the labor abnormality presented in the execution of the project, among others.

By order of March 1, 2022, the Fiscal and Sanctioning Decision Chamber of the CGR decided to confirm the termination of this litigation. Additionally, it ordered to carry out “monitoring and supervision of the investment and production of the refinery to determine losses due to foregone profits, as a consequence of the damage determined in the ruling with fiscal responsibility No. 749 of April 26, 2021, and confirmed by order 801119 -158-021 of July 6, 2021”.

(2)	PRF-80011-2018-33300

No changes occurred in the status of this litigation since December 31, 2021.

24.Equity

24.1.Subscribed and paid–in capital

Ecopetrol’s authorized capital is $36,540,000, and is divided in 60,000,000,000 ordinary shares, of which 41,116,694,690 have been subscribed, represented by 11.51% (4,731,906,273 shares) of non-government entities and people, and 88.49% (36,384,788,417 shares) held by Government entities. The value of the reserve shares amounts to $11,499,933 comprised by 18,883,305,310 shares. As of September 30, 2022, and December 31, 2021, subscribed and paid-in capital is $25,040,067. There is no potential dilution of shares.

24.2.Additional and paid–in capital

It mainly corresponds to: (i) surplus with respect to its nominal value derived from the sale of shares upon capitalization in 2007, for $4,457,997, (ii) $31,377 the value generated by the process of placing the shares on the secondary market, arising from the calling of guarantees from debtors in arrears, according to the provisions of Article 397 of the Code of Commerce, (iii) surplus over nominal value arising from the sale of shares awarded in the second round, which took place in September 2011, in the amount of $2,118,468, and (iv) additional paid-in capital receivable of $(143).

24.3.Equity reserves

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	September 30,	December 31,
	2022	2021
	(Unaudited)
Legal reserve	6,407,256	4,737,788
Fiscal and statutory reserves	509,082	509,082
Occasional reserves (1)	1,982,295	5,377,359
Total	8,898,633	10,624,229
(1)	Ecopetrol's General Shareholders' Meeting, held on March 30, 2022, approved the 2021 profit distribution project, and recognized a reserve of $8,889,900 (2021: $5,377,359) to support financial sustainability of the Company and flexibility in the development of its strategy. The Extraordinary General Assembly of June 17, 2022, approved the modification of the destination of a part of the occasional reserve to distribute it as an extraordinary dividend for $6,907,605.

The movement of the equity reserves in the periods ended September 30, is the following:

	September 30,	September 30,
	2022	2021

	(Unaudited)
Opening balance	10,624,229	9,635,136
Release of reserves	(5,886,441)	(5,066,156)
Appropriation of reserves	11,068,450	6,055,249
Dividends declared	(6,907,605)	—
Closing balance	8,898,633	10,624,229

24.4.Retained earnings and payment of dividends

The Group distributes dividends based on its financial statements prepared under International Financial Reporting Standards accepted in Colombia (NCIF, as its acronym in Spanish).

The Ordinary General Assembly of Shareholders of Ecopetrol S.A., held on March 30, 2022, approved the profit distribution project for fiscal year 2021 and defined the distribution of dividends in the amount of $11,512,675 (distribution during 2021: $698,984). The due date for the payments of the ordinary and extraordinary dividends to the minority shareholders was April 21, 2022, and, throughout 2022, in the case of the majority shareholder.

Additionally, the Extraordinary General Assembly of Ecopetrol S.A. of June 17, 2022, approved the modification of the destination of a part of the occasional reserve to distribute it as an extraordinary dividend for $6,907,605. The payment was made in June 2022, for minority shareholders in a single payment, and for the majority shareholder, the entirety of this dividend was offset with the receivable account related to the Fuel Price Stabilization Fund, therefore, did not imply a cash outflow.

As of September 30, 2022, dividends of $11,186,951 (2021: $1,424,456) were paid by the following companies within the Ecopetrol Group: Ecopetrol S.A. $10,037,445 (2021: $696,387), Interconexión eléctrica S.A. E.S.P $356,773, Oleoducto Central S.A. $516,284 (2021: $484,829), Inversiones de Gases de Colombia S.A. $126,161 (2021: $103,203), Oleoducto de los Llanos Orientales S.A. $104,205 (2021: $99,263) and Oleoducto de Colombia S.A. $46,083 (2021: $40,774).

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

24.5.Other comprehensive income

The following is the composition of the other comprehensive results attributable to the shareholders of the parent company, net of deferred income tax:

	September 30,	December 31,
	2022	2021
	(Unaudited)
Foreign currency translation and others (1)	25,569,813	17,244,256
Hedges of a net investment in a foreign operation	(7,919,862)	(4,364,466)
Loss on defined benefit obligation	(1,555,320)	(517,278)
Cash flow hedging - Future crude oil exports	(2,540,214)	(945,250)
Cash flow hedging - Derivative financial instruments	(20,687)	(61,502)
Financial instruments measured at fair value	725	2,134
	13,534,455	11,357,894

(1)The variation mainly corresponds to the increase in the exchange rate during 2022.

24.6.Earnings per share

	September 30,
	2022	2021

	(Unaudited)
Profit attributable to Ecopetrol’s shareholders	24,770,909	10,217,081
Weighted average number of outstanding shares	41,116,694,690	41,116,694,690
Net basic earnings per share (Colombian pesos)	602.5	248.5

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

25.Revenue from contracts with customers

	Nine-month period ended September 30,
	2022	2021

	(Unaudited)
National sales
Mid-distillates (1)	28,031,166	11,431,003
Gasolines (1)	20,610,595	10,337,295
Natural gas (2)	3,016,677	2,280,859
Services	2,643,135	2,127,151
Electric power transmission services (3)	1,934,461	156,362
Plastic and rubber	1,216,431	1,185,041
L.P.G. and propane	807,235	613,302
Asphalts	634,240	446,739
Fuel gas Service	621,349	537,301
Roads and construction services (3)	255,736	22,607
Aromatics	242,045	176,646
Polyethylene	220,975	272,295
Crude oil	214,587	136,644
Fuel oil	4,499	20,920
Other income – Gas contracts	2,679	5,527
Other products	506,575	284,853
Cash flow hedging (4)	—	(8)
	60,962,385	30,034,537
Foreign sales
Crude oil (2)	43,946,601	22,608,325
Diesel	1,896,842	2,935,295
Roads and construction services (3)	3,209,685	274,729
Electric power transmission services (3)	3,750,829	505,048
Fuel oil	3,628,416	1,634,934
Plastic and rubber	1,621,076	1,558,910
L.P.G. and propane	242,581	58,079
Natural gas	189,665	39,172
Gasolines	157,685	—
Cash flow hedging (4)	(968,534)	(231,014)
Other products (5)	1,261,563	667,793
	58,936,409	30,051,271
	119,898,794	60,085,808
(1)	Includes the value corresponding to the application of Resolution 180522 of March 29, 2010, and other regulations that modify and add to it (Decree 1880 of 2014 and Decree 1068 of 2015), which establishes the procedure to recognize the subsidy for refiners and importers of regular motor gasoline and ACPM, and the methodology for calculating the net position (value generated between the parity price and the regulated price, which can be positive or negative). As of September 30, 2022, the value recognized for price differential corresponds to $26,584,199 (2021: $6,916,763).
(2)	With the implementation of the IAS 16 Amendment on the management of the sale of products obtained in the project stage or extensive tests mandatory as of January 1, 2022, the Group recognizes as of that date, the income received from the product of the sale of hydrocarbons in the stage prior to their declaration of commerciality of the oil fields. The cost related to these revenues is disclosed in Note 26 – Cost of sales. As of September 30, 2022, the value recognized for extensive tests is as follows: natural gas for national sales $34,197 and crude oil for foreign sales $104,493.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

(3)	Corresponds to the income derived from the energy transmission and road concession contracts of Interconexión Eléctrica S.A. E.S.P.
(4)	Includes the result of hedges for future exports (Note 30.3) for $(576,875) (2021: (151,791)) and operations with derivative financial instruments for $(391,659) (2021: (79,231)).
(5)	Includes income from telecommunications services provided by Interconexión Eléctrica S.A. E.S.P. and the sale of asphalt, and other products by other Group Companies.

26.Cost of sales

	Nine-month period ended September 30,
	2022	2021

	(Unaudited)
Costs variables
Imported products (1)	23,243,685	11,265,184
Purchases of crude in associations and concessions	11,712,144	6,801,926
Hydrocarbon purchases - ANH (2)	6,929,845	3,965,823
Depreciation, depletion, and amortization	4,985,749	4,956,510
Gas royalties in cash	1,073,435	750,987
Electric Energy	1,074,527	773,844
Hydrocarbon transportation services	869,983	664,965
Purchases of other products and gas	879,966	581,821
Processing materials	828,599	643,876
Services contracted in association	239,872	201,624
Extensive tests	43,289	—
Others (3)	(1,505,246)	(3,657,378)
	50,375,848	26,949,182
Fixed cost
Depreciation and amortization	3,382,811	2,238,338
Maintenance	2,652,864	1,737,586
Construction services	1,888,186	183,359
Labor costs	2,438,632	1,800,954
Contracted services	1,919,342	1,292,292
Contracted services in associations	1,175,197	919,203
Taxes and contributions	725,640	685,268
Materials and operating supplies	452,560	386,994
Hydrocarbon transportation services	133,837	42,815
General costs	313,324	213,451
	15,082,393	9,500,260
	65,458,241	36,449,442
(1)	Imported products correspond mainly to gasoline, naphtha, and diluent to facilitate the transportation of heavy crude oil.
(2)	Corresponds mainly to royalty crude purchases made by Ecopetrol from the National Hydrocarbons Agency (ANH), derived from national production.
(3)	Corresponds to i) result of the process of use and valuation of core inventories, ii) measurement at net realizable value (NRV) and iii) other capitalizable charges to projects. The variation corresponds to a higher level of sold inventories of crude oil.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

27.Administrative, operation and project expenses

	Nine-month period ended September 30,
	2022	2021

	(Unaudited)
Administration expenses
General expenses	1,269,973	962,822
Labor expenses	1,208,844	856,232
Depreciation and amortization	314,566	74,294
Taxes	51,244	41,209
	2,844,627	1,934,557
Operation and project expenses
Commissions, fees, freights, and services	896,113	453,032
Taxes	562,837	349,726
Labor expenses	270,162	224,535
Exploration expenses	637,590	536,293
Depreciation and amortization	73,700	115,038
Fee for regulatory entities	123,128	114,843
Maintenance	82,440	119,253
Other	187,553	80,363
	2,833,523	1,993,083

28.Other operating income (expense)

	Nine-month period ended September 30,
	2022	2021

	(Unaudited)
Litigation and contingencies	(310,406)	(400,136)
Loss on sale of assets (1)	(38,309)	(56,548)
Impairment of current assets	(46,434)	(18,795)
Other income	92,478	39,922
	(302,671)	(435,557)
(1)	It mainly corresponds to the end of Rygberg's association contract in Ecopetrol America, and the profit on the sale of the total participation of Ecopetrol S.A. in the Casanare, Estero, Garcero, Orocué and Corocora Association (CEGOC). This sale of fields was made to itse partner Perenco Oil and Gas Colombia.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

29.Financial results

	Nine-month period ended September 30,
	2022	2021

	(Unaudited)
Finance income
Yields and interests	612,914	130,398
Results from financial assets	124,493	87,747
Gain on derivatives valuation/ settlement	11,834	7,497
Other financial income	138,157	17,121
	887,398	242,763
Financial expenses
Financial cost of loans and borrowings	(3,886,375)	(1,867,718)
Financial cost of other liabilities (1)	(1,559,080)	(698,534)
Results from financial assets	(125,493)	(75,174)
Other financial expenses	(304,929)	(132,869)
	(5,875,877)	(2,774,295)
Foreign exchange
Foreign exchange loss	(377,527)	(10,387)
Realized gain of other comprehensive income from the sale of joint ventures	—	361,728
	(377,527)	351,341
	(5,366,006)	(2,180,191)
(1)	It includes the financial expense for the updating of the liability for abandonment costs, and the interest, net of post-employment benefits and other long-term employee benefits.

30.Risk management

30.1.Exchange rate risk

The Group operates both in the local (Colombia) and international markets, for this reason, it is exposed to exchange rate risk, to a greater extent due to fluctuations in exchange rates, especially the peso/US dollar rate.

As of September 30, 2022, the Colombian peso appreciated 15.31% from a closing rate of $3,981.16 on December 31, 2021, to $4,590.54 pesos per dollar. When the Colombian peso depreciates, export revenues, when converted to pesos, increase, and imports and foreign debt service become more expensive.

The book values of financial assets and liabilities denominated in foreign currency are presented in the following table:

	September 30,	December 31,
(USD$ Millions)	2022	2021
	(Unaudited)
Cash and cash equivalents	454	388
Other financial assets	1,078	408
Trade receivables and payables	196	423
Loans and borrowings	(15,886)	(15,514)
Other assets and liabilities	2	702
Net liability position	(14,156)	(13,593)

Of the total net position, USD$(13,499) million correspond to net liabilities of companies with Colombian peso functional currency, of which USD$(14,089) correspond to loans used as hedging instruments whose valuation is recognized in other comprehensive income,

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

the exchange difference valuation of the remaining net liabilities for USD$590 million affects the statement of profit and loss. Likewise, USD$(657) million of the net position correspond to monetary assets and liabilities of Group companies with a functional currency other than the Colombian peso, whose valuation is recognized in the profit or loss statement.

30.2.	Sensitivity analysis for exchange rate risk

The following is the effect that a variation of 1% and 5% would have in the exchange rate of Colombian pesos against the U.S. United States dollar, related to the exposure of financial assets and liabilities in foreign currency as of September 30, 2022:

Scenario / variation in the	Effect on income	Effect on other
exchange rate	before taxes +/–	comprehensive income +/
1%	3,094	646,743
5%	15,471	3,233,713

30.3.Cash flow hedge for future exports

To express in the consolidated financial statements, the effect of the existing natural hedge between exports and indebtedness, understanding that the exchange rate risk materializes when exports are made, on September 30, 2015, the Board of Directors designated the sum of USD$5,440 million of Ecopetrol's debt as a hedging instrument for its future revenues from crude oil exports, for the period 2015 – 2023. As of September 30, 2022, the current balance of this hedging corresponds to USD$1,300 million.

In 2021 an additional USD$3,672 million were designated as a hedging instrument for its future revenues from crude oil exports, for the period 2022 – 2026; in accordance with IFRS 9 – Financial Instruments. The total amount designated as of September 30, 2022, for this hedging corresponds to USD$4,972 million.

The following is the movement of this non-derivative hedging instrument:

	September 30,	December 31,
(USD$ Millions)	2022	2021
	(Unaudited)
Opening balance	4,972	1,300
Reassignment of hedging instruments	682	675
Realized exports	(682)	(675)
Designation of new hedges	—	3,672
Closing balance	4,972	4,972

The following is the movement in the other comprehensive income:

	September 30,	December 31,
	2022	2021
	(Unaudited)
Opening balance	(945,250)	(136,470)
Exchange difference	(3,029,837)	(1,533,744)
Realized exports (Note 25)	576,875	249,976
Ineffectiveness	(949)	24,496
Deferred tax	858,947	450,492
Closing balance	(2,540,214)	(945,250)

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The expected reclassification of exchange differences accumulated in other comprehensive income to profit or loss is as follows:

Year	Before taxes	Taxes	After taxes
2022 (Oct-Dec)	2,035,396	(712,387)	1,323,009
2023	(72,675)	25,436	(47,239)
2024	690,910	(241,819)	449,091
2025	663,040	(232,064)	430,976
2026	591,350	(206,973)	384,377
	3,908,021	(1,367,807)	2,540,214

30.4.Hedge of a net investment in a foreign operation

The Board of Directors approved the application of hedge accounting of net investment from June 8, 2016. The measure seeks to reduce the volatility of non-operating income due to the exchange difference. The hedge of a net investment applies to a portion of the investments the Company has in foreign currency, in this case in subsidiaries with the US dollars as their functional currency, using as hedging instrument a portion of the Company’s debt denominated in U.S. dollars.

Ecopetrol designated as hedged items its net investments in Oleoducto Central S.A. (Ocensa), Ecopetrol América LLC., Hocol Petroleum Ltd. (HPL) and Refinería de Cartagena S.A.S. (Reficar); and as a hedging instrument a portion of its debt denominated in US dollars in a total amount equivalent to USD$5,200 million.

During 2021, the Company made an extension for USD$1,229 million to add a greater amount in Reficar. Additionally, during the year, debt principal payments were made for USD$270 million (June USD$163 million and December USD$107 million). The total value hedged on December 31, 2021, is USD$8,208 million.

During 2022, an extension was made for USD$750 million to add a larger amount in Permian and additionally, capital payments of USD$167 million were made. The total hedged balance as of September 30, 2022, is USD$8,791 million.

Additionally, ISA Colombia made a net investment hedge on the investments in the companies REP, ISA Peru, CTM and PDI for a value of USD$326 million. The hedging instrument corresponds to a green international bond issued on November 26, 2021.

The following is the movement in the other comprehensive income:

	September 30,	December 31,
	2022	2021
	(Unaudited)
Opening balance	4,364,465	1,494,926
Exchange difference	5,507,846	4,577,887
Deferred tax	(1,864,116)	(1,708,348)
Closing balance	8,008,195	4,364,465

30.5.Commodity Price risk

The price risk of raw materials is associated with the Group’s operations, both exports and imports of crude oil, natural gas, and refined products. To mitigate this risk, the Group has implemented hedges to partially protect the results from price fluctuations, considering that part of the financial exposure under contracts for the purchase of crude oil and refined products depends on the international oil prices.

The risk of such exposure is partially hedged in a natural way, as an integrated Group (with operations in the exploration and production, transportation and logistics and refining segments) and carries out both crude exports at international market prices and sales of refined products at prices correlated with international prices.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The Group has a policy for the execution of (strategic and tactical) hedges and implemented processes, procedures, and controls for their management.

The main purpose of the strategic hedging program is to protect the Group’s consolidated financial statements from the volatility of market variables in each period, to protect income and thus cash flow. During 2022, a hedging plan was executed to protect the cash against low price scenarios below the budget base price, in this sense, put options were purchased. The balance of these financial instruments as of September 30 corresponds to $220,594.

On the other hand, tactical hedges allow to capture value in trading operations and Asset Backed Trading (ABT), thereby mitigating the market risk of specific operations. In the trading activity, commitments in physical spot and forward contracts could represent an exposure to commodity price risk, in particular the risk associated with the volatility of the price of crude oil and refined products. Although this exposure is part of the natural risk of the production, refining, and marketing activity made by Ecopetrol, sometimes marketing, to maximize value capture, can concentrate the exposure to risk in terms of time and/or or indicator that differs from the Company's natural price risk profile. As of the date of this report, Ecopetrol S.A. recognizes a total net asset position in swaps for $3,637 (Dec 2021: liability $34,395) and Ecopetrol Trading Asia PTE. LTD, a total net liability position in swaps for $17,237. These transactions with derivatives are recognized under cash flow hedge accounting.

30.6.Risk and opportunities related to climate

According to the process of identification, assessment, and management of climate-related risks and opportunities by Ecopetrol, the following identification is presented below:

●	Physical risks: related to the Company's exposure and vulnerability to the impacts of climate change and climate variability in Colombia, which could affect the availability of water and increase the exposure of assets and operations to possible damage.
o	For Ecopetrol, the risks classified as acute are those caused by extreme climatic events whose frequency and intensity have been increasing due to the gradual increase in global temperature. In Colombian territory, it is reflected in the occurrence of the climatic variability phenomenon “El Niño”, and its opposite phase “La Niña”.
o	Risks classified as chronic are those that result from a medium and long-term change in climate conditions, which for the Company can be reflected in the rise in sea level or changes in the level and frequency of rainfall.
●	Transition risk: related to the challenges that the company has identified to move towards a low-carbon, sustainable and competitive operation.
o	Regulatory risk, associated with regulatory changes that may directly affect the Company in the short and medium term. Among the regulatory changes, the following can be highlighted: (i) new information requirements for the application or modification of current and future licenses, of which the Company does not have the information available, (ii) new regulations for the detection and repair of leaks, burning and venting of gas, (iii) disclosure requirements on environmental and social matters by the Financial Superintendence of Colombia, (iv) new requirements for the verification of projects, among others.
o	Legal risk, associated with the negative reactions and lawsuits against the climate action of Ecopetrol S.A.
o	Risk of assets trapped in the traditional business of hydrocarbon production, transportation, and refining, considering factors such as fuel demand prospects and asset profit horizons.
o	Market risk, related to the change in preferences in the use of low-carbon products in the long term, which implies a risk for the Company of not being able to meet market demand and of not advancing effectively in the development of these products.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

o	Reputational risk, associated with the impossibility of responding in a timely way to the expectations and demand of investors and other interest groups to establish ambitious objectives regarding climate change, which would affect the image of the Company.
o	Technological risk, associated with the negative effects on the profitability of the business if there is no preparation and capacity to adapt to new technologies because of the transition process.

The opportunities derive from the analysis of risks associated with the climate, the review of the energy transition scenarios, the implementation of the decarbonization plan and the alignment with the 2040 strategy. Opportunities have been identified related to the diversification of the traditional business, the incorporation into the portfolio of sustainable and low-emission businesses, the diversification in energy power and infrastructure markets, and the strengthening of energy efficiency and renewable energies.

30.7.Capital management

The main objective of Ecopetrol Business Group’s Capital Management is to ensure a financial structure that will optimize the Company’s cost of capital, maximize the returns to its shareholders and allow access to financial markets at a competitive cost to cover its financing needs.

The following is the leverage index over the periods reported:

	September 30,	December 31,
	2022	2021
	(Unaudited)
Loans and borrowings (Note 20)	107,739,990	95,060,928
Cash and cash equivalents (Note 6)	(12,917,748)	(14,549,906)
Other financial assets (Note 9)	(3,199,418)	(2,934,734)
Net financial debt	91,622,824	77,576,288
Equity	102,689,797	90,583,772
Leverage (1)	47.15%	46.13%

(1)Net financial debt / (Net financial debt + Equity)

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

31.Related parties

The balances with associated companies and joint ventures as of September 30, 2022 (unaudited), and December 31, 2021, are as follows:

	Accounts	Loans	Other	Accounts	Loans	Other
	receivable	receivable	assets	payable	payable	liabilities
Joint ventures
Equion Energía Limited	42	—	889	3,205	770,036	93
Ecodiesel Colombia S.A.	3,957	—	—	61,433	—	2
Interligação Elétrica do Madeira S.A.	52,555	—	—	—	—	—
Interligação Elétrica Garanhuns S.A.	12,610	68	—	—	—	—
Interligação Elétrica Paraguaçu S.A.	—	7	—	—	—	—
Interligação Elétrica Ivaí S.A.	—	137	—	—	—	—
Derivex S.A.	—	335	—	—	—	—
Associates
Gases del Caribe S.A. E.S.P.	93,009	—	—	—	—	—
Gas Natural del Oriente S.A. E.S.P.	3,592	—	—	7,031	—	—
Gases de la Guajira S.A. E.S.P.	1,797	—	—	—	—	—
Extrucol S.A.	936	—	—	389	—	—
E2 Energía Eficiente S.A. E.S.P.	11,238	—	—	1,345	—	—
Balance as of September 30, 2022 (unaudited)	179,736	547	889	73,403	770,036	95
Current	179,736	212	889	73,403	770,036	95
Non-current	—	335	—	—	—	—
	179,736	547	889	73,403	770,036	95
	(Note 7)	(Note 7)	(Note 11)	(Note 21)	(Note 20)

	Accounts	Loans	Other	Accounts	Loans	Other
	receivable	receivable	assets	payable	payable	liabilities
Joint ventures
Equion Energía Limited (1)	925	—	1,386	12,997	1,483,701	233
Ecodiesel Colombia S.A.	1,521	—	—	46,452	—	—
Interligação Elétrica Garanhuns S.A.	—	28	—	—	—	—
Interligação Elétrica Paraguaçu S.A.	—	28	—	—	—	—
Interligação Elétrica Aimorés S.A.	—	28	—	—	—	—
Interligação Elétrica Ivaí S.A.	—	28	—	—	—	—
Derivex S.A.	—	335	—	—	—	—
Associates
Gas Natural del Oriente S.A. E.S.P.	—	—	—	5,211	—	—
Extrucol S.A.	—	—	—	283	—	—
E2 Energía Eficiente S.A. E.S.P.	6,797	—	—	1,655	—	—
Balance as of December 31, 2021	9,243	447	1,386	66,598	1,483,701	233
Current	9,243	112	1,386	66,598	1,483,701	233
Non-current	—	335	—	—	—	—
	9,243	447	1,386	66,598	1,483,701	233
	(Note 7)	(Note 7)	(Note 11)	(Note 21)	(Note 20)

Loans payable:

(1)	Deposits held by Equion in Ecopetrol Capital AG.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The main transactions with related parties for the periods ended September 30, are detailed as follows:

	2022		2021
		Purchases of		Purchases of
	Sales and	product and	Sales and	product and
	services	other	services	other

	(Unaudited)		(Unaudited)
Joint ventures
Equion Energía Limited	430	15,423	15,829	52,536
Ecodiesel Colombia S.A.	13,993	468,589	26,144	314,780
	14,423	484,012	41,973	367,316
Associates
Gas Natural del Oriente S.A. E.S.P.	—	26,783	—	19,545
Extrucol S.A.	10	2,222	—	1,124
E2 Energía Eficiente S.A. E.S.P.	65,137	2,202	41,907	7,329
	65,147	31,207	41,907	27,998
	79,570	515,219	83,880	395,314

32.Segments information

The description of the business segments can be seen in note 4.20 of the consolidated financial statements December 31, 2021.

The following information by segments is reported based on the information used by the Board of Directors, as the highest body for making strategic and operational decisions of the business segments. The performance of the segments is based mainly on analyzes of income, costs, expenses, and results for the period generated by each segment, which are monitored periodically.

The information disclosed in each segment is presented net of the transactions carried out between the Group companies.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

32.1.Statement of profit or loss by segment

Below is the profit and loss statement by segment as of and for the periods ended September 30:

	Nine-month period ended September 30, 2022 (Unaudited)
				Concessions,
	Exploration			electricity
	and	Refining and	Transportation	transport
	Production	Petrochemicals	and Logistics	and roads	Eliminations	Total
Third party sales	47,423,709	60,987,163	1,995,275	9,578,562	(85,915)	119,898,794
Inter-segment sales	22,583,663	5,127,399	7,873,394	1,995	(35,586,451)	—
Revenue from contracts with customers	70,007,372	66,114,562	9,868,669	9,580,557	(35,672,366)	119,898,794
Costs of sales	(34,896,814)	(59,242,324)	(2,681,117)	(3,954,326)	35,316,340	(65,458,241)
Gross profit	35,110,558	6,872,238	7,187,552	5,626,231	(356,026)	54,440,553
Administration expenses	(1,537,478)	(487,623)	(339,903)	(754,149)	274,526	(2,844,627)
Operation and projects expenses	(1,871,806)	(866,722)	(225,224)	—	130,229	(2,833,523)
Impairment of non–current assets	—	(5,516)	—	—	—	(5,516)
Other operating expenses	(193,586)	(31,033)	(24,523)	(51,033)	(2,496)	(302,671)
Operating income	31,507,688	5,481,344	6,597,902	4,821,049	46,233	48,454,216
Financial results
Financial income	656,434	59,308	80,522	404,771	(313,637)	887,398
Financial expenses	(2,117,736)	(974,944)	(207,257)	(2,843,762)	267,822	(5,875,877)
Foreign exchange (loss) gain	(102,929)	(244,300)	(60,892)	30,594	—	(377,527)
	(1,564,231)	(1,159,936)	(187,627)	(2,408,397)	(45,815)	(5,366,006)
Share of profit of associates and joint ventures	8,741	171,348	(1,001)	477,592	—	656,680
Profit before income tax expense	29,952,198	4,492,756	6,409,274	2,890,244	418	43,744,890

Income tax expense	(10,809,210)	(2,664,643)	(2,276,607)	(463,605)	—	(16,214,065)
Net profit for the period	19,142,988	1,828,113	4,132,667	2,426,639	418	27,530,825

Net profit (loss) attributable to:
Owners of the parent	19,209,590	1,684,580	3,339,949	536,372	418	24,770,909
Non–controlling interest	(66,602)	143,533	792,718	1,890,267	—	2,759,916
	19,142,988	1,828,113	4,132,667	2,426,639	418	27,530,825

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Nine-month period ended September 30, 2021 (Unaudited)
				Concessions,
	Exploration			electricity
	and	Refining and	Transportation	transport
	Production	Petrochemicals	and Logistics	and roads	Eliminations	Total
Third party sales	25,466,140	31,909,679	1,795,516	1,035,873	(121,400)	60,085,808
Inter–segment sales	18,145,864	3,128,811	6,989,536	—	(28,264,211)	—
Revenue from contracts with customers	43,612,004	35,038,490	8,785,052	1,035,873	(28,385,611)	60,085,808
Costs of sales	(28,434,970)	(33,495,298)	(2,321,831)	(397,187)	28,199,844	(36,449,442)
Gross profit	15,177,034	1,543,192	6,463,221	638,686	(185,767)	23,636,366
Administration expenses	(1,164,805)	(518,004)	(299,640)	(97,644)	145,536	(1,934,557)
Operation and projects expenses	(1,132,911)	(671,309)	(246,802)	(11)	57,950	(1,993,083)
Impairment reversal (loss) of non–current assets	—	3,529	(1,754)	(12)	—	1,763
Other operating (expenses) income	(397,809)	(27,012)	6,341	(16,157)	(920)	(435,557)
Operating income	12,481,509	330,396	5,921,366	524,862	16,799	19,274,932
Financial results
Financial income	384,275	17,043	28,766	30,928	(218,249)	242,763
Financial expenses	(1,772,996)	(834,954)	(187,959)	(176,527)	198,141	(2,774,295)
Foreign exchange (loss) gain	(103,969)	(46,466)	307,627	194,149	—	351,341
	(1,492,690)	(864,377)	148,434	48,550	(20,108)	(2,180,191)
Share of profit of associates and joint ventures	12,569	163,982	(161)	49,524	—	225,914
Profit before income tax expense	11,001,388	(369,999)	6,069,639	622,936	(3,309)	17,320,655

Income tax expense	(3,898,652)	111,777	(1,913,888)	(344,906)	—	(6,045,669)
Net profit (loss) for the period	7,102,736	(258,222)	4,155,751	278,030	(3,309)	11,274,986

Net profit (loss) attributable to:
Owners of the parent	7,210,942	(395,371)	3,291,205	113,614	(3,309)	10,217,081
Non–controlling interest	(108,206)	137,149	864,546	164,416	—	1,057,905
	7,102,736	(258,222)	4,155,751	278,030	(3,309)	11,274,986

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

32.2.Sales by product

	Sales by product - Segments
	Nine-month period ended September 30, 2022 (Unaudited)
				Concessions,
	Exploration			electricity
	and	Refining and	Transportation	transport
	Production	Petrochemicals	and Logistics	and roads	Eliminations	Total
National sales
Mid-distillates	—	28,049,021	—	—	(17,855)	28,031,166
Gasolines	—	23,859,630	—	—	(3,249,035)	20,610,595
Gas natural	3,783,528	—	—	—	(766,851)	3,016,677
Services	386,472	315,302	9,868,669	208,024	(8,135,332)	2,643,135
Electric power transmission services	—	—	—	1,934,461	—	1,934,461
Roads and construction services	—	—	—	255,736	—	255,736
Fuel gas service	—	627,753	—	—	(6,404)	621,349
Plastic and rubber	—	1,216,431	—	—	—	1,216,431
Asphalts	32,966	601,274	—	—	—	634,240
L.P.G. and propane	550,211	280,473	—	—	(23,449)	807,235
Crude oil	21,711,604	491,440	—	—	(21,988,457)	214,587
Polyethylene	—	220,975	—	—	—	220,975
Aromatics	—	242,045	—	—	—	242,045
Fuel oil	2,663	1,836	—	—	—	4,499
Other income – Gas contracts	2,679	—	—	—	—	2,679
Other products	14,053	1,835,614	—	—	(1,343,092)	506,575
	26,484,176	57,741,794	9,868,669	2,398,221	(35,530,475)	60,962,385
Foreign sales
Crude oil	43,996,345	92,147	—	—	(141,891)	43,946,601
Diesel	—	1,896,842	—	—	—	1,896,842
Electric power transmission services	—	—	—	3,750,829	—	3,750,829
Roads and construction services	—	—	—	3,209,685	—	3,209,685
Plastic and rubber	—	1,621,076	—	—	—	1,621,076
Gasolines	—	157,685	—	—	—	157,685
Fuel oil	—	3,628,416	—	—	—	3,628,416
Natural gas	189,665	—	—	—	—	189,665
L.P.G. and propane	242,581	—	—	—	—	242,581
Cash flow hedging	(932,542)	(35,992)	—	—	—	(968,534)
Other products	27,147	1,012,594	—	221,822	—	1,261,563
	43,523,196	8,372,768	—	7,182,336	(141,891)	58,936,409
	70,007,372	66,114,562	9,868,669	9,580,557	(35,672,366)	119,898,794

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Sales by product - Segments
	Nine-month period ended September 30, 2021 (Unaudited)
				Concessions,
	Exploration			electricity
	and	Refining and	Transportation	transport
	Production	Petrochemicals	and Logistics	and roads	Eliminations	Total
National sales
Mid-distillates	—	11,443,166	—	—	(12,163)	11,431,003
Gasolines	—	12,093,001	—	—	(1,755,706)	10,337,295
Gas natural	2,936,420	—	—	—	(655,561)	2,280,859
Services	77,252	283,327	8,785,052	55,251	(7,073,731)	2,127,151
Electric power transmission services	—	—	—	156,362	—	156,362
Roads and construction services	—	—	—	22,607	—	22,607
Fuel gas service	—	542,862	—	—	(5,561)	537,301
Plastic and rubber	—	1,185,041	—	—	—	1,185,041
Asphalts	16,526	430,213	—	—	—	446,739
L.P.G. and propane	396,167	238,293	—	—	(21,158)	613,302
Crude oil	17,666,119	—	—	—	(17,529,475)	136,644
Polyethylene	—	272,295	—	—	—	272,295
Aromatics	—	176,646	—	—	—	176,646
Fuel oil	9,609	11,311	—	—	—	20,920
Other income – Gas contracts	5,527	—	—	—	—	5,527
Other products	13,246	1,603,863	—	—	(1,332,256)	284,853
Cash flow hedging	—	(8)	—	—	—	(8)
	21,120,866	28,280,010	8,785,052	234,220	(28,385,611)	30,034,537
Foreign sales
Crude oil	22,608,325	—	—	—	—	22,608,325
Diesel	—	2,935,295	—	—	—	2,935,295
Electric power transmission services	—	—	—	505,048	—	505,048
Roads and construction services	—	—	—	274,729	—	274,729
Plastic and rubber	—	1,558,910	—	—	—	1,558,910
Fuel oil	—	1,634,934	—	—	—	1,634,934
Natural gas	39,172	—	—	—	—	39,172
L.P.G. and propane	58,079	—	—	—	—	58,079
Cash flow hedging	(231,021)	7	—	—	—	(231,014)
Other products	16,583	629,334	—	21,876	—	667,793
	22,491,138	6,758,480	—	801,653	—	30,051,271
	43,612,004	35,038,490	8,785,052	1,035,873	(28,385,611)	60,085,808

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

33.Relevant events (unaudited)

-New company in Ecopetrol Business Group

Ecopetrol defined a new company that will be integrated into its Business Group to consolidate its position as a global marketer of refined, petrochemical, and industrial products, as well as crude oil and natural gas.

The company, called Ecopetrol US Trading LLC, will begin operations during the second half of 2023. Ecopetrol S.A. is the indirect owner of 100% of the shareholding through its subsidiary Ecopetrol USA Inc.

Ecopetrol US Trading will be focused on viable business with new clients and suppliers of crude oil, refined products, petrochemicals, and natural gas, mainly from the Americas and Europe.

-Tax Reform

On August 8, 2022, the MHCP submitted a tax reform bill to Congress proposing several changes to the Colombian tax regime, including (i) a new permanent equity tax applicable to Colombian individuals and non-residents, (ii) an increase in the dividend tax rate for local and foreign shareholders, (iii) an increase in the long-term capital gains tax rate (increasing from 10% to 15%); (iv) elimination and the limitation of specific tax benefits and exemptions, such as the rule that exempted the taxing of capital gains from the sale of publicly listed shares (currently applicable to sale of less than 10% of the total shares in circulation, which would be limited to 3% of the total shares in circulation as from 2023), (v) an income tax surcharge for companies engaged in the extraction of crude oil and coal from 0%, 5%, 10% or 15% and based on international prices, (vi) non-deductible of royalties, and (vii) the introduction of a minimum tax based on effective tax rate determined on accounting profits. The tax reform bill was approved by the Congress on November 11, 2022, and is expected to become effective starting January 1, 2023, once approved by the President.

-Investment plan 2023 approval

On December 9, 2022, Ecopetrol S.A. informed that the Board of Directors had the general organic investment plan for the Ecopetrol Group with an estimated amount between COP $25.3 and COP $29.8 trillion by 2023. Individual investment projects will be assessed at the time by the Board of Directors according to their materiality. The plan seeks to advance the four pillars of the 2040 Strategy, and the roadmap for the country's energy transition.

●	The General Investment Plan 2023 approved by the Board of Directors, is aligned with the Ecopetrol Group's commitment to accelerate the transition path and energy sovereignty of the country, maintaining competitive returns for all its shareholders in line with its 2040 Strategy "Energy that Transforms".
●	About 23% of the plan is aimed at cementing diversification into new low-emission businesses, which includes investments in hydrogen production, renewable energy, carbon capture and electricity transmission, leveraging diversification at the Ecopetrol Group scale.
●	The plan seeks to reduce about 400,000 tons of CO2e emissions and incorporate about 900 MW of renewable energy and more than 50,000 tons of green hydrogen by 2025.
●	The commitment to self-sufficiency in gas includes investments between COP $3.6 trillion and COP $4.1 trillion for exploration and production projects in Piedemonte Llanero, the Continental Caribbean and Offshore. The plan calls for the creation of at least two new regional energy communities and about 107,000 new gas-connected homes.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

●	Nearly COP $5.4 trillion are allocated to the electricity transmission business with the objective of enabling more than 6,000 kilometers of new transmission lines for non-conventional renewable energies by 2025.
●	The hydrocarbons business foresees in 2023 a production between 720,000 and 725,000 equivalent barrels per day, a refining load between 420,000 and 430,000 barrels per day, with transported volumes of more than one million barrels per day, ensuring continuity of fuel import substitution and the stability of the country's trade balance.
●	In accordance with the Sostecnibilidad (sustainability + technology) objectives of the strategy, the plan includes investments close to COP $2.3 trillion in decarbonization projects, integrated water management and improvement of fuel quality, among others.
●	Social investment resources for regional development and community well-being amount to COP $472 trillion focused on road infrastructure, education, and access to public services such as water and gas.
●	More than COP $405 trillion will be allocated to science, technology, and innovation projects, essential to leverage business development and catalyze advances in technologies for the energy transition.
●	The plan generates competitive returns at brent levels of $80 USD/Bl, with a ROACE of more than 10%, EBITDA margin of more than 40% and transfers to the nation of more than COP $40 trillion in 2023.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Exhibit 1. Consolidated companies, associates, and joint ventures (Unaudited)

		Ownership			Geographic		Profit (loss)
	Functional	Interest		Country/	area of		for the	Total	Total
Company	Currency	Ecopetrol	Activity	Domicile	operations	Net equity	period	assets	liabilities
Subsidiaries
Refinería de Cartagena S.A.S.	U.S. Dollar	100%	Hydrocarbons refining, marketing and distribution	Colombia	Colombia	20,605,032	(421,262)	39,779,436	19,174,404
Cenit transporte y logística de hidrocarburos S.A.S.	Colombian peso	100%	Storage and transportation through hydrocarbon pipelines	Colombia	Colombia	15,163,439	3,382,807	17,249,389	2,085,950
Ecopetrol Global Energy S.L.U.	U.S. Dollar	100%	Investment vehicle	Spain	Spain	15,014,671	603,348	15,014,712	41
Oleoducto Central S.A. - Ocensa	U.S. Dollar	72.65%	Transportation through hydrocarbon pipelines	Colombia	Colombia	3,666,652	1,912,225	7,877,072	4,210,420
Hocol Petroleum Limited.	U.S. Dollar	100%	Investment vehicle	Bermuda	Bermuda	4,685,585	286,365	4,680,301	(5,284)
Ecopetrol América LLC.	U.S. Dollar	100%	Hydrocarbons exploration and exploitation	United States of America	United States of America	2,592,569	19,295	3,141,427	548,858
Hocol S.A.	U.S. Dollar	100%	Exploration, exploitation, and production of hydrocarbons	Cayman Islands	Colombia	4,115,544	293,019	5,774,738	1,659,194
Esenttia S.A.	U.S. Dollar	100%	Production and commercialization of polypropylene resin	Colombia	Colombia	2,720,871	184,905	3,631,698	910,827
Ecopetrol Capital AG	U.S. Dollar	100%	Collection of surpluses from, and providing funds to, companies of the Ecopetrol Business Group	Switzerland	Switzerland	2,990,763	193,324	10,725,300	7,734,537
Oleoducto Bicentenario de Colombia S.A.S.	Colombian peso	100%	Pipeline transportation of crude oil	Colombia	Colombia	1,290,918	159,653	2,239,345	948,427
Oleoducto de Colombia S. A. - ODC	Colombian peso	73%	Pipeline transportation of crude oil	Colombia	Colombia	359,650	299,535	729,015	369,365
Black Gold Re Ltd.	U.S. Dollar	100%	Reaseguradora para compañías del Grupo Empresarial Ecopetrol	Bermuda	Bermuda	1,156,174	18,212	1,628,764	472,590
Andean Chemicals Ltd.	U.S. Dollar	100%	Investment vehicle	Bermuda	Bermuda	1,931,217	90,881	1,931,820	603
Oleoducto de los Llanos Orientales S. A. - ODL	Colombian peso	65%	Pipeline transportation of crude oil	Panama	Colombia	657,625	349,191	1,474,252	816,627
Interconexión Eléctrica S.A. E.S.P.	Colombian peso	51.41%	-Provision of the public electricity transmission service - Development of infrastructure projects and their commercial exploitation and - Software development, Information technology and telecommunications activities and services	Colombia	Latin America	26,679,398	1,769,822	71,831,521	45,152,123

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic		Profit
	Functional	Interest		Country/	area of		(loss) for	Total	Total
Company	Currency	Ecopetrol	Activity	Domicile	operations	Net equity	the period	assets	liabilities
Inversiones de Gases de Colombia S.A. Invercolsa S.A.	Colombian peso	51.88%	Holding with investments in transportation and distribution companies of natural gas and LPG in Colombia	Colombia	Colombia	534,939	201,657	690,883	155,944
Alcanos de Colombia S.A. E.S.P. (1)	Colombian peso	29.61%	Provision of the home public service of fuel gas, the construction and operation of gas pipelines, distribution networks, regulation, measurement, and compression stations.	Colombia	Colombia	361,893	99,578	778,549	416,656
Metrogas de Colombia S.A E.S.P. (1)	Colombian peso	33.49%	Provision of the public service of commercialization and distribution of fuel gas; the exploration, exploitation, storage, use, transportation, refining, purchase, sale and distribution of hydrocarbons and their derivatives.	Colombia	Colombia	62,426	11,701	128,027	65,601
Gases del Oriente S.A. E.S.P. (1)	Colombian peso	48.50%	Provision of the home public service of fuel gas distribution and the development of all complementary activities to the provision of said service.	Colombia	Colombia	105,148	26,826	208,678	103,530
Promotora de Gases del Sur S.A. E.S.P. (1)	Colombian peso	31.44%	Promote the linking of national or foreign capital, public or private, to achieve the gas massification project.	Colombia	Colombia	56,341	20,694	87,347	31,006
Combustibles Líquidos de Colombia S.A E.S.P. (1)	Colombian peso	41.61%	Wholesale commercialization of fuel gas, the provision of the home public LPG distribution service and the development of complementary activities to the provision of said service.	Colombia	Colombia	60,946	1,982	86,965	26,019

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic		Profit (loss)
	Functional	Interest		Country/	area of		for the	Total	Total
Company	Currency	Ecopetrol	Activity	Domicile	operations	Net equity	period	assets	liabilities
Ecopetrol USA Inc.	U.S. Dollar	100%	Hydrocarbons exploration and exploitation	United States of America	United States of America	12,942,797	951,305	12,964,617	21,820
Ecopetrol Permian LLC.	U.S. Dollar	100%	Hydrocarbons exploration and exploitation	United States of America	United States of America	8,186,502	935,866	8,750,801	564,299
Ecopetrol Oleo é Gas do Brasil Ltda.	Real	100%	Hydrocarbons exploration and exploitation	Brazil	Brazil	1,953,495	(335,789)	1,981,669	28,174
Esenttia Masterbatch Ltda.	Colombian peso	100%	Manufacture of polypropylene compounds and masterbatches	Colombia	Colombia	390,328	234,728	524,679	134,351
Ecopetrol del Perú S. A.	U.S. Dollar	100%	Hydrocarbons exploration and exploitation	Peru	Peru	70,365	(75)	71,994	1,629
ECP Hidrocarburos de México S.A. de C.V.	U.S. Dollar	100%	Offshore exploration	Mexico	Mexico	47,635	(11,296)	54,563	6,928
Ecopetrol Costa Afuera S.A.S.	Colombian peso	100%	Offshore exploration	Colombia	Colombia	12,973	(473)	13,270	297
Esenttia Resinas del Perú SAC	U.S. Dollar	100%	Commercialization polypropylene resins and masterbatches	Peru	Peru	15,971	1,475	67,742	51,771
Topili Servicios Administrativos S de RL De CV.	Mexican pesos	100%	Specialized management services	Mexico	Mexico	17	(32)	22	5
Kalixpan Servicios Técnicos S de RL De CV.	Mexican pesos	100%	Specialized services related to oil and gas industry	Mexico	Mexico	27	(30)	32	5
Ecopetrol Singapore PTE. LTD	Singapore dollar	100%	Holding company with investment in an international trading company for crude oil and refined products	Singapore	Asia	110,014	119,263	110,135	121
Ecopetrol Trading Asia PTE. LTD	Singapore dollar	100%	International marketing of crude oil and refined products	Singapore	Asia	110,125	119,367	2,845,291	2,735,166

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic		Profit (loss)
	Functional	Interest		Country/	area of		for the	Total	Total
Company	currency	Ecopetrol	Activity	Domicile	operations	Net equity	period	assets	liabilities
Associates
Serviport S.A. (2)	Colombian peso	49%	Services to support the loading and unloading of oil trucks, supply of equipment for the same purpose, technical inspections, and load measurements	Colombia	Colombia	17,139	(103)	39,452	22,313
Sociedad Portuaria Olefinas y Derivados S.A. (3)	Colombian peso	50%	Construction, use, maintenance, adaptation and administration of port facilities, ports, private docks, or service to the public	Colombia	Colombia	4,628	589	7,888	3,260
Joint ventures
Equion Energía Limited	U.S. Dollar	51%	Hydrocarbons exploration and exploitation	United Kingdom	Colombia	1,470,547	10,820	1,551,795	81,248
Ecodiesel Colombia S.A. (3)	Colombian peso	50%	Production, commercialization and distribution of biofuels and oleochemicals	Colombia	Colombia	123,872	45,918	234,961	111,089

(1)	Indirect participation through Inversiones de Gases de Colombia S.A. - Invercolsa S.A.
(2)	Information available as of August 31, 2022, the investment is totally impaired.
(3)	Information available as of August 31, 2022.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Exhibit 2. Consolidated companies, associates, and joint ventures – Interconexión Eléctrica S.A. E.S.P.

	Ownership			Geographic		Profit (loss)
	Interest		Country/	area of		for the		Total
Company	ISA	Activity	Domicile	operations	Net equity	period	Total assets	liabilities
Subsidiaries
Consorcio Transmantaro	60.00%	Electric power	Peru	Peru	2,047,606	210,796	8,476,483	6,428,877
Interligação Eléctrica Evrecy	35.82%	Electric power	Brazil	Brazil	204,913	(42,116)	225,450	20,537
Fundo de Investimento Assis	35.81%	Trust - Special Purpose Entity	Brazil	Brazil	121,919	4,269	121,919	—
Fundo de Investimento Barra Bonita Renda Fixa Referenciado	35.77%	Trust - Special Purpose Entity	Brazil	Brazil	11,873	2,479	11,873	—
Fundo de Investimento Referenciado di Bandeirantes	17.06%	Trust - Special Purpose Entity	Brazil	Brazil	341,888	16,468	341,888	—
Fundo de Investimento Xavantes Referenciado di	15.40%	Trust - Special Purpose Entity	Brazil	Brazil	522,517	35,529	522,517	—
Interconexiones Viales	65.00%	Roads	Chile	Chile	3,044	(2,650)	3,656	612
Interligação Elétrica Aguapeí	35.82%	Electric power	Brazil	Brazil	543,971	68,226	605,626	61,655
Interligação Elétrica Biguaçu	35.82%	Electric power	Brazil	Brazil	357,213	29,756	427,764	70,551
Interligação Elétrica De Minas Gerais	35.82%	Electric power	Brazil	Brazil	271,566	(33,417)	298,559	26,993
Interligação Elétrica Itapura	35.82%	Electric power	Brazil	Brazil	175,044	20,631	188,340	13,296
Interligação Elétrica Itaquerê	35.82%	Electric power	Brazil	Brazil	464,935	44,866	545,366	80,431
Interligação Elétrica Itaúnes	35.82%	Electric power	Brazil	Brazil	426,261	39,039	460,751	34,490
Interligação Elétrica Norte E Nordeste	35.82%	Electric power	Brazil	Brazil	314,059	26,937	450,167	136,108
Interligação Elétrica Pinheiros	35.82%	Electric power	Brazil	Brazil	550,509	57,631	615,028	64,519
Interligação Elétrica Riacho Grande	35.82%	Electric power	Brazil	Brazil	76,184	(1,243)	84,574	8,390
Interligação Elétrica Serra Do Japi	35.82%	Electric power	Brazil	Brazil	466,645	51,278	522,507	55,862
Interligação Elétrica Sul	35.82%	Electric power	Brazil	Brazil	183,835	9,819	209,914	26,079
Interligação Elétrica Tibagi	35.82%	Electric power	Brazil	Brazil	201,486	13,391	234,054	32,568
Internexa	99.42%	Information and communications technologies	Colombia	Colombia	113,389	(9,866)	549,217	435,828
Transamerican Telecomunication S.A.	99.42%	Information and communications technologies	Argentina	Argentina	20,908	(2,265)	43,213	22,305
Internexa Brasil Operadora de Telecomunicações	99.42%	Information and communications technologies	Brazil	Brazil	41,658	(22,433)	291,102	249,444
Internexa Chile	98.43%	Information and communications technologies	Chile	Chile	23,835	1,889	78,272	54,437

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Ownership			Geographic		Profit (loss)
	Interest		Country/	area of		for the	Total	Total
Company	ISA	Activity	Domicile	operations	Net equity	period	assets	liabilities
Internexa Participações	99.42%	Investment vehicle	Brazil	Brazil	38,103	(21,083)	38,933	830
Internexa Peru	99.42%	Information and communications technologies	Peru	Peru	75,418	4,033	394,048	318,630
ISA Bolivia	100.00%	Electric power	Bolivia	Bolivia	129,343	7,877	138,416	9,073
ISA Capital Do Brasil	100.00%	Investment vehicle	Brazil	Brazil	4,902,563	536,782	4,904,914	2,351
ISA CTEEP	35.82%	Electric power	Brazil	Brazil	13,609,080	1,493,200	25,918,741	12,309,661
ISA Interchile	100.00%	Electric power	Chile	Chile	1,400,049	(25,287)	6,961,298	5,561,249
ISA Intercolombia	100.00%	Electric power	Colombia	Colombia	94,919	36,169	331,964	237,045
ISA Intervial Chile	100.00%	Roads	Chile	Chile	3,294,754	240,366	4,099,171	804,417
ISA Intervial Colombia	100.00%	Roads	Colombia	Colombia	579	13	579	-
ISA Inversiones Chile	100.00%	Investment vehicle	Chile	Chile	4,007,871	245,561	4,011,877	4,006
ISA Inversiones Costera Chile	100.00%	Investment vehicle	Chile	Chile	(53,317)	(57,162)	611,625	664,942
ISA Inversiones Tolten	100.00%	Investment vehicle	Chile	Chile	40	(3)	40	-
ISA Investimentos E Participações	100.00%	Investment vehicle	Brazil	Brazil	1,089,564	154,558	1,089,591	27
ISA Perú	99.99%	Electric power	Peru	Peru	223,977	20,603	1,107,192	883,215
ISA REP	60.00%	Electric power	Peru	Peru	638,585	196,436	2,173,961	1,535,376
ISA Transelca	100.00%	Electric power	Colombia	Colombia	956,311	166,923	1,755,872	799,561
Linear Systems RE	100.00%	Other businesses	Bermudas	Bermudas	33,188	3,523	98,499	65,311
Proyectos de Infraestructura del Perú	100.00%	Electric power	Peru	Peru	17,147	4,629	137,825	120,678
Ruta Costera	100.00%	Roads	Colombia	Colombia	176,642	(12,644)	2,580,975	2,404,333
Ruta de La Araucanía	100.00%	Roads	Chile	Chile	337,645	48,713	653,193	315,548
Ruta de Los Ríos	75.00%	Roads	Chile	Chile	97,779	28,959	237,528	139,749
Ruta del Bosque	100.00%	Roads	Chile	Chile	92,730	(19,445)	118,570	25,840
Ruta del Loa	100.00%	Roads	Chile	Chile	254,451	31,019	825,723	571,272
Ruta del Maipo	100.00%	Roads	Chile	Chile	2,241,823	209,465	7,222,823	4,981,000
Ruta del Maule	100.00%	Roads	Chile	Chile	4,863	(4,657)	13,414	8,551
Sistemas Inteligentes en Red	99.77%	Other businesses	Colombia	Colombia	8,960	1,356	17,765	8,805
XM	99.73%	Electric power	Colombia	Colombia	37,818	8,836	280,987	243,169

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2022

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Ownership			Geographic		Profit (loss)
	Interest		Country/	area of		for the		Total
Company	ISA	Activity	Domicile	operations	Net equity	period	Total assets	liabilities
Joint ventures
Interligação Elétrica do Madeira	51.00%	Energy transport	Brazil	Brazil	3,254,901	295,254	6,055,398	2,800,497
Interligação Elétrica Garanhuns	51.00%	Energy transport	Brazil	Brazil	854,101	139,573	1,224,720	370,619
Interligação Elétrica Paraguaçu	50.00%	Energy transport	Brazil	Brazil	937,376	112,230	1,350,712	413,336
Interligação Elétrica Aimorés	50.00%	Energy transport	Brazil	Brazil	622,194	92,762	896,390	274,196
Interligação Elétrica Ivaí	50.00%	Energy transport	Brazil	Brazil	699,677	73,148	3,324,360	2,624,683
Transmissora Aliança de Energia Elétrica	14.88%	Energy transport	Brazil	Brazil	5,835,107	1,139,815	13,533,058	7,697,951
Interconexión Eléctrica Colombia Panamá-Panamá	50.00%	Energy transport	Panama	Panama	32,317	(21,722)	33,280	963
Interconexión Eléctrica Colombia Panamá Colombia	1.17%	Energy transport	Colombia	Colombia	267	(2)	268	1
Transnexa (1)	50.00%	Telecommunications transport	Ecuador	Ecuador	—	—	—	—
Derivex	40.35%	Manage the negotiation system of operations on derivative financial instruments of electrical energy	Colombia	Colombia	207	(666)	207	—
Parques del Río	33.00%	Roads	Colombia	Colombia	110	(23)	110	—
Conexión Kimal Lo Aguirre S.A.	33.33%	Energy transport	Chile	Chile	119,475	—	119,475	—
Associates
ATP Tower Holdings	24.70%	Telecommunications transport	United States of America	United States of America	1,856,906	(108,497)	4,166,273	2,309,367

(1)Transnexa is in the process of liquidation and the investment is fully impaired.